
03017226


RECD S.E.C.
MAR 1 2 2003
1086

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2003

Mexican Economic Development, Inc.
(Translation of Registrant's Name Into English)

Mexico
(Jurisdiction of incorporation or organization)

General Anaya No. 601 Pte.
Colonia Bella Vista
Monterrey, Nuevo León 64410
México
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F x Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): x

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes__ No x

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.)



FEMSA

Annual Report 2002

TABLE OF CONTENTS

Think you know us?

You probably know that FEMSA is the largest beverage company in Latin America, with sales of US $5.0 billion in 2002. You may be aware that our soft drink subsidiary, Coca-Cola FEMSA, is the most profitable Coke bottler on the planet, with EBITDA margins of 30.7%. Or you may have read somewhere that nobody exports more cans of beer to the United States than we do. But did you know that our consolidated revenues have grown at a compound rate of 9.2% in US dollars for the last ten years? Were you aware that our consolidated operating profit has risen even faster, at a compound rate of 15.5% in US dollars for the same period? We have grown our operating income at a faster rate than every beverage company in the Standard and Poor's 500 Index. And had you noticed that we have achieved these goals while maintaining one of the healthiest balance sheets around?

Economic crises come and go. Currencies fluctuate. Markets rise and fall. Through it all, we continue to consolidate our company as a leader in the beverage space, not only in Mexico but also internationally, focusing on satisfying the needs of our consumers and on creating value for our shareholders.

Pop the can open, read on and discover.

Financial Highlights FEMSA

(Millions of 2002 Pesos)

	millions of US Dollars[1] 2002	2002	2001	% change	2000	% change
Total revenues	$ 5,062	Ps. 52,941	50,097	5.7	47,869	4.7
Income from operations	907	9,491	8,533	11.2	7,663	11.4
Net Income	441	4,613	4,980	(7.4)	3,827	30.1
Net majority income	271	2,837	3,393	(16.4)	2,748	23.5
Net minority income	170	1,776	1,587	11.9	1,079	47.1
Total assets	5,737	60,004	51,136	17.3	48,115	6.3
Total liabilities	2,600	27,191	21,131	28.7	21,398	(1.2)
Stockholders' equity	3,137	32,813	30,005	9.4	26,717	12.3
Capital expenditures	530	5,540	5,314	4.3	4,571	16.2
Book value per share[2]	0.415	4.345	3.997	8.7	3.542	12.9
Net income per share[2]	0.051	0.536	0.641	(16.4)	0.518	23.7
Personnel		41,656	41,500	0.4	43,201	(3.9)

(1) Exchange rate: 10.459 Pesos/US Dollar as of December 31, 2002
(2) Data in Mexican Pesos, based on 5,297,310,450 outstanding shares

Total Assets / Ps. 60,004



47.3%
Ps. 28,416
27.0%
Ps. 16,173
8.5%
Ps. 5,098
17.2%
Ps. 10,317

Total Revenues / Ps. 52,941



39.3%
Ps. 20,815
33.3%
Ps. 17,620
24.0%
Ps. 12,740
3.4%
Ps. 1,767

Income from Operations / Ps. 9,491



41.5%
Ps. 3,938
46.8%
Ps. 4,440
6.1%
Ps. 583
5.6%
Ps. 530

FEMSA Cerveza · Coca-Cola FEMSA · FEMSA Comercio · Other Businesses

Consistent
Track Record of Growth

Year after year, we continue to outpace our peers in expanding our business, demonstrating resilience through economic downturns.



Net Sales Index*
1992=100
10 Year CAGR
FEMSA 9.2%
Soft Drinks America 5.8%
Beer America 3.4%
241
FEMSA
175
Soft Drinks America
140
Beer America
100
92
93
94
95
96
97
98
99
00
01
02

Continuing
History of Profitability

Our business model is geared to produce more profit for each dollar of sales. Our exceptional team continuously focuses on cost containment and increasing returns.



Operating Income Index*
1992=100
10 Year CAGR
FEMSA 15.5%
S&P 500 11.3%
Soft Drinks America 8.5%
Beer America 6.1%
422
FEMSA
291
S&P 500 Operating Earnings
228
Soft Drinks America
182
Beer America
100
92
93
94
95
96
97
98
99
00
01
02

*Total revenues and operating income are in nominal US Dollars or converted to US Dollars. Beer America index includes financial indicators of the following companies: FEMSA, Grupo Modelo, AmBev, Anheuser Busch, Coors. Soft Drink America index includes financial indicators of the following companies: Coca-Cola FEMSA, Panamco, Pepsico, Pepsi Bottling Group, Coca-Cola Company, Coca-Cola Enterprises. Source: Analyst reports, company data and FEMSA estimates.

Dear Shareholder

2002 capped an exceptional decade of continuing growth and profitability for our company. During that 10-year period, our consolidated total revenues, operating income and operating cash flow (EBITDA) increased in dollar terms at a compounded annual growth rate of 9.2%, 15.5%, and 15.3% respectively.

The year's challenging business climate did not distract us from making considerable progress on our strategic goals. Indeed, the lean environment brought out the best in us; we expanded our operating margin to 17.9% of total revenues—a record—despite prolonged economic adversity, capital market volatility, and heightened geopolitical risk.

Furthermore, we continued to strengthen our beverage model by pursuing attractive avenues of growth in our core operations. In late December we announced that Coca-Cola FEMSA, our bottling subsidiary, had reached a definitive agreement to acquire Panamerican Beverages Inc., better known as Panamco, the largest Coca-Cola bottler in Latin America. As you read these pages, we will be well ahead on the road to close this acquisition. Once the transaction has closed, Coca-Cola FEMSA will be the second largest Coca-Cola bottler in the world, and the largest one outside the United States, with operations in nine Latin American countries. I am confident that Coca-Cola FEMSA's talented management team will be able to create significant value for you, our shareholders, by working in the newly acquired territories towards the achievement of a level of operating excellence that approaches that of our current franchises. I am also convinced that the potential for growth that this transaction brings to us, clearly outweighs the challenges.

Positive Results

In 2002 we delivered positive operating and financial results for you. Our consolidated total revenues grew to Ps. 52,941 million (US $5.062 billion), an increase of 5.7%. Our consolidated operating income rose to Ps. 9,491 million (US $907 million), up 11.2%. Our operating margin expanded 90 basis points to 17.9% of total revenues. We recorded a consolidated net income of Ps. 4.613 billion (US$441 million) and earnings per share of Ps. 0.536. And, our return on invested capital was 13.5%, compared to 12.2% in 2001.

Outlook

We manage our company with a view for the long term. Though the near-term economic picture remains uncertain, we believe the evolving market and industry landscape offers important opportunities for continued growth in our core beverage businesses.

As the Panamco acquisition demonstrates, Coca-Cola FEMSA is uniquely well positioned to benefit from continuing industry consolidation. In many ways, our *Coca-Cola* bottling business is an ideal consolidator with a proven track record of extracting value from new franchises, impeccable performance in tough markets such as Argentina, and the infrastructure and scale to execute both large and small transactions. We have the systems, practices, and people in place to enter and rapidly integrate any new market territories. Furthermore, the transaction will provide FEMSA with access to a truly continental platform, which we will seek to leverage fully.

The demographics are also on our side. Almost 40% of Mexico's population is under the age of 18, and over the next decade, more than one million people will join the ranks of potential beer drinkers each year. Moreover, as the Mexican beer industry evolves, we believe these young and increasingly discriminating consumers will place more value on differentiated product offerings. This trend should offer us a sustainable advantage in the domestic market given FEMSA Cerveza's diverse portfolio of over 45 different products.

Total Revenues
(millions of 2002 pesos)



31,634
31,899
35,828
41,244
43,333
47,869
50,097
52,941
95
96
97
98
99
00
01
02

Annual Growth	
2002	5.7%
2001	4.7%
2000	10.5%
1999	5.1%
1998	15.1%
1997	12.3%
1996	0.8%

Operating Income
(millions of 2002 pesos)



2,812
3,301
5,346
6,031
6,925
7,663
8,533
9,491
95
96
97
98
99
00
01
02

Annual Growth	
2002	11.2%
2001	11.4%
2000	10.6%
1999	14.8%
1998	12.8%
1997	62.0%
1996	17.4%

EBITDA
(millions of 2002 pesos)



4,665
5,763
8,008
8,966
10,276
11,521
12,307
13,582
95
96
97
98
99
00
01
02

Annual Growth	
2002	10.4%
2001	6.8%
2000	12.1%
1999	14.6%
1998	12.0%
1997	38.9%
1996	23.5%

Fundamental Improvement

As I noted last year, we are in the midst of a major cultural shift at FEMSA: we are transforming ourselves into a superior and more unified customer-focused organization. As a result of this process, we are developing the competencies that will make us even stronger and more profitable: excellent execution, superior brand-building capability, efficient asset utilization, and a powerful information systems infrastructure. At the same time, we are reinforcing the values that underscore our more than 100-year history of quality, integrity, and long-standing commitment to social responsibility.

I am pleased to report marked improvement across our major operations; I am particularly proud of the hard work, discipline, and unwavering dedication of our people—team FEMSA—in the face of a difficult operating environment. We have the skills and momentum to realize continuing growth and improvement.

Operating Margins

95	96	97	98	99	00	01	02
8.9%	10.3%	14.9%	14.6%	16.0%	16.0%	17.0%	17.9%

ROIC*


4.5%
5.4%
8.1%
8.2%
10.2%
9.9%
12.2%
13.5%
95
96
97
98
99
00
01
02

Based on EVA methodology as per Stern, Stewart & Co.

Net Debt
(millions of U.S. dollars)

95	96	97	98	99	00	01	02
922	951	1,137	797	671	454	108	(72)

Competitive Advantages

Our *Coca-Cola* bottling operations exemplify the many advantages of our customer-focused strategy. Coca-Cola FEMSA capitalized on its superior brand equity and disciplined marketplace execution to post yet another year of record performance. Highlights included our ability to gain share in Argentina's deteriorating economy, to increase sales of brand *Coca-Cola* in Mexico, and to bolster still water volume through our successful launch of our 5-liter presentation of *Ciel*.

Despite adverse economic conditions in northern Mexico, FEMSA Cerveza is making significant progress at home and abroad. We are leveraging the equity of our flagship brands to position each of our major beers as the premium brand in their respective domestic market: *Tecate* in northwestern Mexico, *Sol* in central Mexico, *Superior* in southern Mexico, and *Carta Blanca* in northeastern Mexico. We are differentiating our product portfolio and at the same time, developing new presentations and occasions for consumers to experience our beers. We are achieving profitable international volume growth by focusing our attention on our most lucrative long-term international markets.

Our retail operations represent an increasingly important component of our market penetration, intelligence gathering, and pricing strategies, enabling us to explore new markets more efficiently and profitably. We finished the year with a record 437 new Oxxo stores—opening more than one per day—and today operate the largest chain of convenience stores in Mexico and Latin America. As you will read, our new approach to category management is yielding solid results: when FEMSA Cerveza and Oxxo coordinate their local marketing strategy through our regional beer managers, they boost same-store beer sales and foster increased customer loyalty.

Opportunity

These pages highlight our excellent record of continued growth and profitability, and further evidence the compelling potential of our company. We enter 2003 much stronger and better positioned to take advantage of arising growth opportunities.

We are confident in our strategic vision, and we greatly value the trust you place in our ability to achieve our objectives. On behalf of the more than 41,600 men and women across FEMSA, I thank you for your continued support. We welcome the opportunity to generate attractive returns for you now and into the future.



José Antonio Fernández
Chairman of the Board and
Chief Executive Officer



One-on-one with the CEO

Along with their support, our investors always have relevant questions for us regarding FEMSA's business strategy. Our CEO takes on some of the year's salient topics.

Q. We understand that FEMSA is willing to divest some of its small, non-strategic operations at prices that will produce value for shareholders, but the links among FEMSA's core beverage businesses and strategic retail and packaging units lead some analysts to see FEMSA as a portfolio of related companies, some would even say a conglomerate. Does FEMSA's vertical integration make strategic and economic sense?

A. We are aware that business strategists, economists, and analysts have found that in many cases vertical integration is no longer strategically or economically justifiable. Often, one company's bottom line is made to look better at the expense of another's. We are therefore quite stringent about the criteria we apply in establishing vertical integration. We use "arm's length" agreements that our partners in both beer and soft drinks demand when doing business with other FEMSA subsidiaries. Essentially, then, we have two principles that guide our vertical integration policy:

1. We vertically integrate when we can achieve a strategic objective that differentiates us from our competitors, and that we could not achieve otherwise.
2. We vertically integrate to avoid conditions that approach monopolistic pricing from suppliers, and we maintain the integration until viable, competitive alternatives exist in the marketplace.

I believe that these principles are widely accepted by strategists and economists. This is how we apply them in the case of our strategic businesses:

Principle 1

Our first principle explains the vertical integration of Oxxo. Because Oxxo is part of the FEMSA family, our beer marketers can influence Oxxo's site selection to either penetrate challenging beer markets or consolidate our lead in others.

Important as it is for Oxxo and FEMSA Cerveza, site selection is only half the story. Back office coordination between the beverage category managers (Oxxo) and the beverage marketers (Cerveza and Coca-Cola FEMSA) is fundamental in order to experiment successfully with various promotions such as product bundling, product placement within the store, price mix, and new presentations. Through this interaction, we learn how we can best transfer this understanding of consumers and their purchasing preferences to our mom-and-pop retail customers, in order to boost their sales of our beverages.

Oxxo has earned its place as an powerful growth engine for FEMSA and a respected market leader in the convenience store space, and today enjoys a national presence. Over the past four years it has increased the number of net new stores at a rate of 22% per year, and we believe that this remarkable pace can be sustained for several years to come. Of course, the strategic advantage achieved by coordinating decisions on site selection with FEMSA Cerveza will dissipate as market penetration approaches maturity. At that time, we will re-evaluate whether vertical integration still makes sense on the basis of what it can add to our marketing knowledge and brand management.

Principle 2

The second principle explains our ownership of certain packaging operations. For us, the main packaging materials are aluminum cans and glass bottles. In both cases, the market is characterized by few competitors, little excess capacity, and tight pricing conditions. Thus, like most of our competitors, we have vertically integrated these businesses over time. But unlike our competitors, we maintain all of the market's pressures on our packaging operations, ensuring they are profitable and viable as stand-alone operations.

We get the best of all possible worlds by avoiding monopolistic pricing from suppliers, lowering negotiation costs and maintaining the discipline of market pressure. In addition, having such capabilities in-house provides us with unmatched agility and flexibility in the development of new presentations.

We do not anticipate that these conditions in the glass and can industry will change any time soon. Nonetheless, because our canning and bottling operations are world-class and experience high third-party demand for their products, we could divest them if strategic conditions changed. Right now, our first principle of avoiding monopolistic pricing from suppliers makes it imperative for us to keep these businesses.

In sum, FEMSA's integrated strategy has proven successful across market cycles, with more than a decade of significant growth in consolidated revenues and operating income. Under current conditions, we believe integration is necessary to continue growing profitably, increasing our share of the various markets where we operate, and improving continuously the value proposition that our customers find in our products. As an added benefit, our packaging and retail subsidiaries serve as talent incubators for FEMSA executives, and today many managers trained in those operations occupy leading positions in our core beverage businesses.

In the context of the recently announced acquisition of Panamco by Coca-Cola FEMSA, our business model seems even more relevant and promising as a broad array of new opportunities arise for our beverage platform.

Q. When we look at the beer volume indicators in Mexico, we see that you have been losing ground to your main competitor since you embarked on your transformation process. What does this trend say about your strategy? Will you reverse either the trend or the strategy soon?

A. The transformation you refer to is in fact a revolutionary approach to the beer market that is transforming our company from the bottom up. When you set new foundations to build solid competitive advantages, you must view volume growth ahead of the industry as a consequence of the right business model and excellent execution, not as an end by itself. We were aware when we set upon this course that the process would take time. Having gone through a comparable process a few years ago when we effected a similar transformation at Coca-Cola FEMSA, we have full confidence that the strategy works, that we have the right team in charge, and that we are on the right track. As we adapt the model to our national network and the peculiarities of the beer market, the process is taking a bit longer to implement than anticipated. We do not trivialize our loss of ground; on the contrary, it is a very visible reminder that we have an enormous responsibility to our shareholders to complete the transformation and to deliver the expected results. We work to that end every day.

Two engines of competitive effectiveness drive our strategy:

The first engine consists of systematic consumer, retail customer, and brand intelligence. As we develop that intelligence and track it with cutting edge information technology, we will begin to position our brands strategically in each region for increased revenue and profit generation. Whenever we put together our customer and retailer knowledge, brand-building creativity, and operational execution skills, we score wins. And we are tallying more and more as we reach a competitive level of sophisticated decision-making.

Let me highlight some of our 2002 successes:

- Mexico's central region has been challenging for us. However, this year our customer insights led us to develop a strategic plan for positioning *Sol* in that key market. We used new packaging technology that enabled us to use occasional thematic labels for special events such as the World Cup, and we carefully priced our other brands to emphasize *Sol's* core brand status. During the year, *Sol* increased its sales volume significantly as a result of this initiative.
- In the Northwest of Mexico, where economic conditions led to an overall market contraction, we used our knowledge of customers in the states of Sonora, Baja California and Sinaloa to introduce a 16-ounce can presentation of *Tecate*. It was widely accepted, thus maintaining our competitive position, and increasing our profits.
- *Indio* shows how much we are working with the new empowered consumer. Young urban beer drinkers find an appealing mystique in this brand; they are fueling its growth by word of mouth. We see *Indio* drinkers as the consumers of the future. They take an active role in defining the meaning of the brand, and we help them find what they are looking for in all of our brands. *Indio* was the fastest-growing brand in our portfolio during 2002.

These are local victories, and there are many more. They show that we can manage brands that are known internationally and compete by means of local, customized positioning. They show that our strategy works.

The second engine of our strategy is increased operational excellence by employing cutting edge information systems and process enhancement to reach the highest competitive levels of coordination among our operations. These tools enable us to make intelligent decisions at the micro level and to design cost-saving tactics. Again, let me mention a few of these successes:

- A reduction of almost 500 truck routes and crews during the last three years, due to the rollout of the pre-sale system to approximately 75% of our domestic beer volume.
- A reduction of working capital by lowering average days receivable by 8% since the year 2000.
- An increase of 16% in manufacturing productivity during 2002.
- Significant progress in the reorganization of our network of regional distributorships and warehouses, both directly owned and third party.

The basic measures of our success up to now are our profits and profit margins. In 2002, we increased FEMSA Cerveza's operating profit margin by 80 basis points despite the price pressure coming from the sluggish economic conditions in Northern Mexico, as well as our continued investment in information technology and process improvements.

We expect to stabilize and then reverse the competitive trend in the short term. However, our main focus is placed on a prudent, sustainable and long-term approach that will allow us to thrive for a long time to come. Our strategy is on track to do just that.

Q. Last year you communicated to the market that in the short term you would not pursue a corporate restructuring of FEMSA, involving the separation of the beer and soft drink operations. You mentioned the possibility that a combined beverage model might eventually become the standard in Latin America. If there is indeed potential in a business model that incorporates the distribution of beer and soft drinks, why has FEMSA been slow to capitalize on such an opportunity?

A. As you correctly point out, there is growing evidence that a model combining beer and soft drinks may be the appropriate formula for the future of the beverage business in Latin America. Certainly, the practice has become the norm in some markets such as Brazil, and it is also gaining traction in places like Argentina and some Central American countries. However, it is important to note that integration can take place at several different levels of the value chain: the back office, procurement, warehousing, selling, and merchandising, before actually reaching the point where both types of product are delivered to the point of sale on the same truck.

Integration is a real possibility in some of the markets where we operate today and expect to operate in the future, after completion of the acquisition of Panamco. For example, in Argentina we are already competing against a system that combines beer and soft drinks in their portfolio, making it important for us to come up with a combined strategy of our own to level the playing field. And there are other markets where Panamco has significant soft drink operations, where it might make sense to pursue some level of integration. However, it is still very early to tell what shape or form that integration might take.

In the case of Mexico, the market has structural characteristics that increase the degree of complexity. Furthermore, we are in the midst of a major transformation at FEMSA Cerveza, and the successful completion of this effort carries the highest priority.

The Coca-Cola Company plays a central role in any analysis and eventual strategy to integrate beer with soft drinks. Therefore, we are pleased to have reached an understanding with them to analyze the merits of such a strategy on a market-by-market basis.

We are aware that this operational integration might open avenues of growth and new revenue and profit streams. However, and as always, such an undertaking requires the most thorough analysis and utmost care. We will only move forward when we are convinced that the new initiatives will create sustainable value for our shareholders.

Accelerating our pursuit of profitable growth: Coca-Cola FEMSA reaches an agreement to acquire Panamco

On December 23rd, 2002, we announced a significant strategic step in the evolution of FEMSA: Coca-Cola FEMSA reached an agreement to acquire Panamerican Beverages, Inc. (Panamco), the largest Coke bottler in Latin America. The acquisition is expected to close during the second quarter of 2003 subject to the satisfaction or waiver of certain conditions. Once the transaction closes, Coca-Cola FEMSA will be the second largest Coke bottler in the world and the largest one in Latin America, producing roughly one out of every ten Coke products sold globally and one of every three sold in Latin America. It will hold leadership positions in the key Mexican market as well as in many other national and regional markets in Guatemala, Nicaragua, Costa Rica, Panama, Colombia, Venezuela, Brazil and Argentina, and will serve the region's major metropolitan areas such as Mexico City, São Paulo, Buenos Aires, Bogota and Caracas.

For years, Coca-Cola FEMSA had been fine-tuning its business model, developing core skills and documenting the processes that have allowed it to increase its profitability and returns to the highest levels of any soft drink bottler, anywhere, in order to make its best practices replicable across markets. At the same time, a pool of capable managers and operators was developed across FEMSA, in expectation of the franchise growth that we all pursued and knew would eventually come. Finally, a conservative approach to balance sheet management ensured that the company had the financial strength and the access to the capital markets that would allow it to obtain the necessary resources to fund a transaction of this magnitude.

This transaction is very significant for FEMSA. Evidently, the fact that Coca-Cola FEMSA is expected to have such meaningful scale and scope should result in the creation of value for its shareholders, as synergies are realized and best practices are adapted and replicated in the new franchises. However, and perhaps less obviously, this transaction is also expected to create a truly continental platform for FEMSA, opening potential growth opportunities by leveraging our brewing, branding and marketing expertise across a large territory where the combined beverage model of soft drinks and beer is increasingly becoming the proposition of choice.

We do not take this challenge lightly, but we believe the opportunities far outweigh the risks. The job at hand is significant, and it will require all of our focus, energy and commitment. However, we are fully confident that we will succeed in our efforts by applying the work ethic and values that have made the FEMSA culture such a powerful and winning formula.

Latin America's Soft Drink Powerhouse



Mexico City, Mexico
Guatemala City, Guatemala
Caracas, Venezuela
Managua, Nicaragua
San Jose, Costa Rica
Panama, Panama
Bogota, Colombia
São Paulo, Brazil
Buenos Aires, Argentina

10% of the world

1 out of every 10 Coca-Cola products sold worldwide will be bottled by Coca-Cola FEMSA. In Latin America, this ratio will be 1 out of every 3.

29 million liters

will be sold each day by Coca-Cola FEMSA. In a year, this is equivalent to 1.8 billion unit cases.

US $4.0 billion

in 2002 pro-forma revenues

US $931 million

in 2002 pro-forma EBITDA

Coca-Cola FEMSA

Coca-Cola FEMSA will employ approximately 40,000 talented people, operate 52 bottling plants and 853 distribution centers, manage 7,647 routes, sell beverages in 1,430,000 points of sale, and quench the thirst of 166 million drinkers.

Welcome to FEMSA >

Did

you know?


#1

US $5 billion





pioneer in IT systems





beer productivity


TECATE

you know?

2nd largest



best places to work

+1,000,000 shoppers/day




OXXO
Coca-Cola

top performance

#1 canned import


15%

proven results

Brand equity plus knowledge, excellent execution, and efficiency equals one of the world's most profitable *Coca-Cola* bottlers

The marketing philosophy of our *Coca-Cola* bottling business relies on a diverse portfolio of quality brands and presentations to serve our customers and end-consumers' particular tastes and preferences. Our flexible mix of products and packaging—from light-weight plastic to returnable glass presentations of our core *Coca-Cola* brands—offers us a number of avenues for profitable and sustainable market share growth. We can develop sharply tailored marketing campaigns. We can confront competitive threats with more cost-effective, channel-specific responses. And, we can contrast and empower our core brands to minimize the impact of adverse economic conditions.

Our pleasing portfolio, coupled with our efficient execution, enabled us to achieve yet another year of record sales—620 million cases—despite soft and deteriorating economic conditions in Mexico and Argentina. In fact, during 2002 we were able to almost double the sales volume of six years ago, while using the same number of trucks and a smaller number of the bottling plants in the Valley of Mexico territory.

In 2002 we offered consumers a refreshing array of new products—*Disney Adventures*, flavored milk-based beverages, *Beat*, an edgy carbonated soft drink, and *Nestea* iced tea—and presentations, including our 2.50-liter returnable PET bottle of *Coca-Cola* in Mexico, our 1.25-liter returnable *Coca-Cola* and *Sprite* glass bottles in Argentina, and our 5-liter bottle of *Ciel* water in the Valley of Mexico. By capitalizing on our extensive commercial network, we rolled out our new presentation of *Ciel* to 42,000 points of sale in less than two weeks.


355
380
438
520
544
583
608
620

Coca-Cola FEMSA: Total Volume
(millions of unit cases)


981
1,078
1,689
1,886
2,243
3,080
3,873
4,440

Coca-Cola FEMSA: Operating Income
(millions of 2002 pesos)


16.7%
18.9%
21.7%
20.5%
23.3%
26.8%
29.5%
30.7%

EBITDA Margin

New beer presentations, integrated marketing campaigns, and pre-sale systems drive rising profitability

Offering Consumers Better Choices

We are always on the lookout to be a step ahead of the evolving tastes of our discriminating consumers, so we constantly improve our range of products and packages to create new experiences and to meet new desires. In 1992 we introduced *Tecate Light*, the first light beer in Mexico and currently the most popular brand in its category. We were also the first Mexican brewer to introduce twist-off bottle caps, smaller wide-mouth can-ends, and a variety of new packaging sizes for our brands.

Now, our new 16-ounce presentation is maximizing our participation of the mix in Mexico's high per capita beer markets. Building on our successful pilots in 2001, we launched our 16-ounce can of *Tecate* in 35 northern markets last year. When offered the choice between our new 16-ounce and our traditional 12-ounce cans, many beer patrons are trading up to our new, more satisfying presentation.

Our more refreshing 16-ounce can is especially appreciated in Mexicali, one of Mexico's highest per capita beer markets. Many of our consumers in this hot-weather market, enjoy *Tecate* to quench their thirst. Nationwide, our 16-ounce presentation now accounts for a significant portion of our total can segment.

We take pleasure in the details; our detailed understanding of our consumers' preferences pays off. As we monitor the markets' receptivity to our differentiated product offerings, we will continue to improve the presentation of our brands to enhance consumer loyalty and enjoyment. Across our markets, we continue to manage our revenues and to rationalize our costs through a strategic mix of packaging, merchandising, and pricing.

DISFRUTA
LA VIDA
TOMANDO SOL.

The Sun Shines Bright for *Sol*

In 2001, we launched an ambitious initiative to re-position *Sol* with the key young adult consumer segment, as the beer that is "full of life". Like the sun itself, the brand exudes vitality, fun, youth, and it fosters the gathering of friends.

Our integrated campaign involves a comprehensive multi-media strategy including television and radio, as well as urban visibility through the use of advertising on city landmarks, storefronts and point-of-sale displays. The campaign is enhanced by linking the brand to soccer, our national sport.

Two years into the campaign, the results are remarkable across all measurable brand health indicators: brand awareness is at an all-time high, brand loyalty is up in the target segment, and the all-important purchase intent indicator has grown by 7 percentage points relative to the previous year in the brand's core markets.

Best of all, the health of our sunny brand is translating into significant volume growth: *Sol* presents a sustained positive volume trend since March of 2002, delivering annualized growth in the high single digits. In fact, the brand's incremental volume surpassed that of any other brand in the Mexican beer industry during 2002.

Taking in the sun. Tomando *Sol*. In Mexico, they are one and the same.



Our 2002 flagship campaign propelled *Sol* into youthful radiance: this refreshing beer is all about fun and friends and they increasingly made it a part of their experience. *Sol* was one of the fastest growing brands in Mexico in 2002. There is no substitute for the Sun!

A Virtuous Circle of Efficiency and Profitability

Our continued investment in proprietary pre-sale systems, state-of-the-art information-gathering capabilities and market research are enabling us to increase our levels of client service, to improve our profitability, and to further invest in our corporate transformation. Thanks to these sophisticated systems and processes—which are starting to allow us the collection of customer and consumer information directly from the marketplace—we were able to more efficiently and effectively launch our 16-ounce can of *Tecate* in northern Mexico and successfully position *Superior* as the beer of Carnival in southern Mexico. It has also helped us support the growth of *Sol* and *Indio*, the two fastest growing brands in the Mexican market during 2002.

At the same time, we are increasing our operating productivity, efficiency, discipline, and profitability. We now sell approximately 75% of our beer volume through our pre-sale systems. Since we began implementing this company-wide transformation in 2001, our sales force has increased its effectiveness to 90% compared to 65% in previous years; our distribution is much more streamlined, with less than 500 truck routes; our unsold product in the trucks is down by 80%; our days receivable is down by 8%, and our operating leverage (percentage increase in operating income divided by percentage increase in revenue) is rising.

Finally, our increasing profitability is facilitating our consumer-driven transformation. Through our investment in advanced information technology, we gain customer and consumer data that allows us to design tailored strategies to meet our consumers, channels and markets' evolving needs.

International strategy profitably targets specific markets' tastes

Tecate: Big Up North, Big Down South

Guatemala is the number one beer market in Central America, and *Tecate* is now far and away the country's largest imported beer. In addition to the brisk level of trade between Mexico and Guatemala, a key element of our success is the strength of our partners; they are strong local business people with established distribution channels and local market knowledge.

To boost sales further, we're now offering our consumers more alternatives to choose from. In addition to cans, we now sell *Tecate* in more affordable returnable glass bottles—marking our first use of returnable bottles in an international market. Through our greater understanding and our unrelenting attention to detail, we are earning consumers' growing appreciation for the *Tecate* beer-drinking experience both north and south of the Mexican border.

Top of Mind

Today *Dos Equis'* growth rate in San Diego, California, is higher than in any of our other export markets. Indeed, our brand's growth is accelerating beyond San Diego to all of Southern California. *Dos Equis* is now among the top four imported beers in San Diego and among the top six in southern California.

However, this was not always the case. Before we launched our first television campaign in 10 years, we enjoyed favorable, but not top-of-mind brand equity. Our two-year integral marketing campaign used the full gamut of media advertising to build support for the *Dos Equis* experience among adults age 25 through 30: young, dynamic, upscale consumers who enjoy the authentic feel and taste of *Dos Equis*.

Now that our brand is top of mind, we look forward to the day when *Dos Equis* is number one in the hearts of Southern Californians, choosing *Dos Equis* over any other imported beer. In the meantime, the cost to maintain our share of the market is dropping.


19,929
21,302
22,235
22,823
23,708
23,596
23,861
23,810

FEMSA Cerveza: Total Volume
(millions of hectoliters)


1,160
1,487
2,598
2,924
3,516
3,537
3,740
3,938

FEMSA Cerveza: Operating Income
(before management fee, millions of 2002 pesos)


15.2%
17.9%
24.0%
25.1%
27.2%
27.5%
28.5%
31.0%

EBITDA Margin
(before management fee)

With more than 2,200 stores, Oxxo provides unparalleled growth, convenience, and strategic support

Strategic Support

Oxxo's impressive growth is allowing us to explore, penetrate, and open new markets. Both our Oxxo chain of convenience stores and our Cerveza beer operations primarily cater to men between the ages of 18 and 45. They perform well separately, but as the following stories illustrate, when they work together, our results are remarkably refreshing.

The *Bajío* in Central Mexico has been historically one of Oxxo's and Cerveza's most difficult markets to crack. However, that situation is changing as Oxxo leverages Cerveza's broad brand portfolio to turn a challenging central region into one of our fastest-growing national markets.

Oxxo and Cerveza worked together to experiment with a wide variety of promotions to determine consumers' tastes. We found that local beer drinkers wanted a lower-priced brand in a classic non-returnable glass presentation. So, we offered them *Carta Blanca Quitapon* and *Tecate Twist* at a lower price point in classic non-returnable glass bottles. Consumers responded not only by buying substantially more of these brands, but also by purchasing significantly more *Sol*—their favorite, and our primary, higher-value regional brand. Again, this shows that it's the beer-drinking experience that matters; an experience at one price led to an appreciation of a different experience at another price.

The competitive landscape along the northern Mexican border is quite different; there our main challenge is driving more customer traffic into our Oxxo stores. To tackle this challenge, we're implementing an integrated marketing strategy—advertising at the point of sale, special events, and promotions. We want to ensure that these events and promotions cater to distinctive local tastes and build on the complementary strengths of Oxxo and Cerveza.

One particularly successful promotion leveraged consumers' love of baseball and Cerveza's sponsorship of the Reynosa Broncos ball club. As advertised on local radio, consumers could come see their favorite Broncos player at Oxxo, and, at the same time, earn value pesos (coupons) with the purchase of certain products; when they collected six coupons, they could enjoy a day at the ball park for free, watching their Broncos play at the *Carta Blanca* stadium.

Unmatched Performance

In addition to the strategic advantages and support that Oxxo affords our beverage operations, the business' stand-alone performance is impressive as well. Last year, we built on our market-leading position—Oxxo is the largest and only nationwide convenience store chain in Mexico by adding a record 437 new stores. Importantly, we achieved this growth while increasing our profitability. By leveraging our network of 40 regional offices, we were able to expand the chain without increasing our administrative overhead. We expect to continue capitalizing on our nationwide administrative network for some time into the future.

Our proprietary development model further enables us to identify store locations and to design store formats and product categories that meet specific local needs. We use specialized demographic data, as well as our experience in similar locations, to fine tune a store's format and product offerings to a particular target market. As a result, consumers can select a shopping experience that fits their mood, monetary needs, and mode of transportation—from traditional gas station stores to a variety of customized stores located near bus stations (where there is no need for parking), in convention centers, and in upscale residential neighborhoods as well as in lower-income rural communities.

Nationwide Double Digit Growth


North
Total stores 1,553
2002 growth 22.2%
South
Total stores 663
2002 growth 30.5%

We remain true to our principles and to society

Nurturing Tomorrow's Leaders Today

The cornerstone of our commitment to learning is our constant and unwavering support of the Monterrey TEC. Founded in 1943 by a group of corporate statesmen led by Don Eugenio Garza Sada, FEMSA's Chairman and CEO at the time, Monterrey TEC has grown into one of Latin America's largest and most prestigious universities with 32 campuses across Mexico and a student body exceeding 30,000 full time students. We continue to be among TEC's principal sponsors, and this ongoing commitment is consistent with our stated mission of creating value for society through enterprise and the development of institutions.

Protecting Our Environment

We aim to operate as a model corporate citizen, and to protect the environment on which we all depend. Since 1986, the Oxxo Ecology Award has engaged middle-school children, their parents and teachers in myriad community work projects—including recycling and reforestation—that foster environmental awareness and civic values.

Caring Locally: Every Cent Counts

We continuously look for ways to support the communities in which we do business. For example, our new PRO (Programa de Redondeo Oxxo) contribution program is designed to benefit, strengthen and support local charitable organizations. Every two months, our stores select a different local philanthropic organization, and our customers are offered the opportunity to round their ticket up to the next peso, contributing the difference to the chosen charity. Implemented at 246 stores in 2002, we expect to aggressively roll out PRO this year.

Promoting Responsible Beer-Drinking Experiences

As a leading brewer in one of the world's most important beer markets, fostering occasions for consumers to enjoy our beer responsibly is fundamental to our business. Hence, we were one of the first alcohol beverage producers in Mexico to create a large-scale program to promote responsible consumption. Now in its tenth year, the designated driver program promotes responsible drinking and driving among hundreds of thousands of young adults across 125 universities throughout Mexico.

Supporting Latin American Arts

We sponsor the FEMSA Itinerant Collection of Mexican and Latin American masterpieces to promote greater appreciation of the arts. Selected pieces from more than 1,000 works of art are regularly exhibited throughout Mexico and internationally. We further strive to stimulate local artists' creativity through Monterrey's FEMSA Biennial Art Contest. In 2002 the contest inspired almost 1,500 new works by more than 680 artists.


CONDUCTOR
DESIGNADO

The Designated Driver Program is a landmark initiative that fosters responsible enjoyment of our beers in consumption centers.

Board of Directors

Over the years, FEMSA has pioneered the Mexican corporate arena in an effort to develop the highest standards in Corporate Governance. We have tried to lead our peers in our adherence to international standards of governance and disclosure practices, as well as ensuring the independence and transparency of all Board functions. We comply with all provisions of the Best Corporate Practices Code sponsored by the Mexican Entrepreneurial Counsel, and we are currently performing a thorough analysis of the new requirements brought about by the Sarbanes-Oxley Act. It is our foremost intent to correspond the trust invested in us by our shareholders with an honest and transparent board practice, firmly rooted in our corporate values. Our Board of Directors is conformed by three support committees, which help provide depth of insight in boardroom decisions. These are:

The Audit Committee, primarily responsible for recommending the procedures for the preparation of financial information, as well as overseeing the objectivity and independence of the external auditors. Our Audit Committee underwent a major reconfiguration in light of the more stringent environment that has prevailed in 2002, and appointed Alexis Rovzar, Executive Partner of White & Case, S.C. as its President and José González Ornelas, head of FEMSA's internal audit department, as its secretary.



Eugenio Garza Lagüera [1]
Elected: 1960
Honorary Life Chairman of the Board
FEMSA
Alternate: Eva Garza de Fernández

José Antonio Fernández [1]
Elected: 1984
Chairman of the Board
and Chief Executive Officer
FEMSA
Alternate: Federico Reyes

José Calderón [1,b]
Elected: 1955
Chairman and Chief Executive Officer
Servicios Administrativos
de Monterrey, S.A. de C.V.
Real Estate
Alternate: Francisco Calderón

Max Michel [1,a]
Elected: 1985
Chairman of the Board
El Puerto de Liverpool, S.A. de C.V.
Department Stores
Alternate: Max Michel Jr.

Alberto Bailleres [1,b]
Elected: 1995
Chairman of the Board
and Executive President
Grupo Bal, Mining and Metallurgic Industry;
Insurance Company; Department Stores.
Alternate: Arturo Fernández

Eduardo A. Elizondo [3,b]
Elected: 1995
Member of the Board
Grupo Financiero BBVA Bancomer, S.A. de C.V.
Financial Institution
Alternate: Eduardo Padilla

Consuelo Garza de Garza [1]
Elected: 1995
Founder and Former President
ANSPAC
Not for Profit Organization
Alternate: *Alfonso Garza*

Lorenzo H. Zambrano [2,a]
Elected: 1995
Chairman of the Board
and Chief Executive Officer
Cementos Mexicanos, S.A. de C.V. (CEMEX)
Cement
Alternate: Othón Páez

Helmut Paul [2,c]
Elected: 1988
Consultant
International Finance Corporation (IFC)
Financial Institution
Alternate: Sergio Deschamps

The Evaluation and Compensation Committee, or Human Resources Committee, which oversees the recommendations and procedures related to selection, compensation, promotion and evaluation of the CEO and senior executives. Roberto Servitje, Chairman of the Board of Grupo Industrial Bimbo was appointed as its President and Ricardo González Sada, FEMSA's current Vice President of Human Resources, as its secretary.

The Finance and Planning Committee, responsible for evaluating the investment and financing policies of the Company, as well as overseeing the adherence to the annual budget. This Committee recommends the general guidelines for the strategic planning of the corporation, identifying risk factors and evaluating management policies. The work of the Finance and Planning Committee has been instrumental in designing the current structure of our healthy balance sheet as well as pursuing the consolidation efforts engaged in 2002. Juan Carlos Braniff, Vice President of Grupo Financiero BBVA Bancomer, S.A. de C.V., was appointed as its President and Federico Reyes, FEMSA's Chief Financial Officer, as its secretary.

Examiner
José Manuel Canal

Alternate Examiner
Ernesto González

Secretary
Alfredo Livas

Alternate Secretary
Carlos E. Aldrete

Committees
a) Evaluation and Compensation
b) Auditing
c) Finance and Planning

1 Shareholder
2 Independent
3 Related

Note
Elected year corresponds to the earliest appointment to the Board of Directors of either FEMSA, Emprex or FEMSA's predecessor Valores Industriales, S.A.



Carlos Salguero [2,a]
Elected: 1995
Former Executive Vice President
Philip Morris International
Tobacco & Beverages
Alternate: Fernando Elizondo

Roberto Servitje [3,a]
Elected: 1995
Chairman of the Board
Grupo Industrial Bimbo, S.A. de C.V.
Food
Alternate: Paulina Garza de Marroquín

Luis Téllez [2,c]
Elected: 2001
Vice Chairman
Grupo Desc S.A. de C.V.
Industry
Alternate: Arturo Estrada

José Manuel Canal [2,b]
Elected: 1988
Independent Consultant
Accounting Firm
Alternate: Ernesto González

Alexis E. Rovzar [2,b]
Elected: 1989
Executive Partner
White & Case S.C.
Legal Firm
Alternate: Javier L. Barragán

Robert E. Denham [2,c]
Elected: 2001
Executive Partner
Munger, Tolles & Olson LLP
Law Firm
Alternate: Lorenzo Garza (1922–2002)

Alfredo Livas [3,c]
Elected: 1995
President
Praxis Financiera, S.C.
Financial Consulting Firm
Alternate: Carlos E. Aldrete

Juan Carlos Braniff [1,c]
Elected: 1987
Vice President
Grupo Financiero BBVA Bancomer S.A. de C.V.
Financial Institution
Alternate: Carlos Salazar

Barbara Garza de Braniff [1]
Elected: 2002
President
Fundación Cultural Bancomer, A.C.
Not for profit organization
Alternate: Mariana Garza de Treviño

Ricardo Guajardo [3,c]
Elected: 1988
Chairman and Chief Executive Officer
Grupo Financiero BBVA Bancomer S.A. de C.V.
Financial Institution
Alternate: Alfredo Martínez-Urdal

Business Unit Highlights

FEMSA Cerveza

(Financial figures in millions of 2002 pesos)

Total Revenues



15,498
15,575
16,671
17,901
19,281
20,477
20,703
20,815

Annual Growth	
2002	0.5%
2001	1.1%
2000	6.2%
1999	7.7%
1998	7.4%
1997	7.0%
1996	0.5%

Operating Income
(before management fee)



1,160
1,487
2,598
2,924
3,516
3,530
3,740
3,938

Annual Growth	
2002	5.3%
2001	5.9%
2000	0.6%
1999	20.2%
1998	12.5%
1997	74.7%
1996	28.2%

EBITDA
(before management fee)



2,354
2,786
3,997
4,502
5,252
5,633
5,904
6,447

Annual Growth	
2002	9.2%
2001	4.8%
2000	7.3%
1999	16.7%
1998	12.5%
1997	43.5%
1996	18.4%

Total Assets



24,296
21,684
22,071
22,490
22,849
23,362
24,645
28,416

Annual Growth	
2002	15.3%
2001	5.5%
2000	2.2%
1999	1.6%
1998	1.9%
1997	1.8%
1996	(10.8)%

Personnel



13,930
13,910
13,993
14,760
16,049
17,213
15,976
15,611

Annual Growth	
2002	(2.3)%
2001	(7.2)%
2000	7.3%
1999	8.7%
1998	5.5%
1997	0.6%
1996	(0.1)%

Number of Plants	6
Capacity (M. Hectoliters)	
Installed	32.2
Percentage Utilized	72.2
Percentage Product Mix	
Returnable	69.6
Non-Returnable	7.9
Can	22.5

FEMSA Cerveza



TECATE
CERVEZA
Sol
XX
Lager
Superior
INDIO
TECATE
Light
PREMIER
XX
Ambar
Bohemia
CARTA
BLANCA
"Noche Buena"

Coca-Cola FEMSA

(Financial figures in millions of 2002 pesos)



Total Revenues


9,791
10,131
11,526
13,470
14,275
16,035
16,729
17,620

Annual Growth	
2002	5.3%
2001	4.3%
2000	12.3%
1999	6.0%
1998	16.9%
1997	13.8%
1996	3.5%

Operating Income


981
1,078
1,689
1,886
2,243
3,080
3,873
4,440

Annual Growth	
2002	14.6%
2001	25.7%
2000	37.3%
1999	18.9%
1998	11.7%
1997	56.7%
1996	9.9%

EBITDA


1,635
1,919
2,501
2,758
3,333
4,304
4,939
5,415

Annual Growth	
2002	9.6%
2001	14.8%
2000	29.2%
1999	20.9%
1998	10.3%
1997	30.3%
1996	17.4%

Total Assets


9,235
10,167
10,776
11,539
11,280
12,107
14,260
16,173

Annual Growth	
2002	13.4%
2001	17.8%
2000	7.3%
1999	(2.2)%
1998	7.1%
1997	6.0%
1996	10.1%

Personnel


14,147
14,226
14,154
15,003
15,273
15,054
14,542
14,457

Annual Growth	
2002	(0.6)%
2001	(3.4)%
2000	(1.4)%
1999	1.8%
1998	6.0%
1997	(0.5)%
1996	0.6%

	Valley of Mexico	Southeast	Buenos Aires
Number of Plants	4	4	1
Distribution Centers	15	38	3
Capacity (M. Unit Cases)			
Installed	600	142	207
Percentage Utilized	63%	73%	56%
Percentage Product Mix			
Returnable	33.7	43.7	12.4
Non-Returnable	60.8	51.2	85.4
Can	5.5	5.1	2.2

Coca-Cola FEMSA



Sprite light
Coca-Cola
Disfruta
Fresca
BEAT
Delaware Punch
KIN
Sprite
Coca-Cola light
Aventuras
Mundet
POWERADE
HYDRO
Fanta
Lift
Ciel

Business Unit Highlights

FEMSA Comercio

(Financial figures in millions of 2002 pesos)

Total Revenues


3,960
4,221
4,763
5,633
6,728
8,957
10,732
12,740

Annual Growth	
2002	18.7%
2001	19.8%
2000	33.1%
1999	19.4%
1998	18.3%
1997	12.8%
1996	6.6%

Operating Income
(before management fee)


65
96
132
209
305
371
404
583

Annual Growth	
2002	44.3%
2001	8.9%
2000	21.6%
1999	45.9%
1998	58.2%
1997	37.5%
1996	47.7%

EBITDA
(before management fee)


134
162
215
306
406
527
572
767

Annual Growth	
2002	34.0%
2001	8.5%
2000	29.9%
1999	32.7%
1998	42.3%
1997	32.7%
1996	20.9%

Total Assets


1,383
1,470
1,746
1,922
2,355
3,012
3,590
5,098

Annual Growth	
2002	42.0%
2001	19.2%
2000	27.9%
1999	22.5%
1998	10.1%
1997	18.8%
1996	6.3%

Personnel


1,637
1,654
1,943
2,301
2,785
4,137
4,320
5,125

Annual Growth	
2002	18.6%
2001	4.4%
2000	48.5%
1999	21.0%
1998	18.4%
1997	17.5%
1996	1.0%

Number of Oxxo Stores


767
823
892
1,000
1,197
1,468
1,779
2,216

Annual Growth	
2002	24.6%
2001	21.2%
2000	22.6%
1999	19.7%
1998	12.1%
1997	8.4%
1996	7.3%

Executive Officers

Eugenio Garza Lagüera
Honorary Life Chairman
55 years of service

José Antonio Fernández
Chairman of the Board and
Chief Executive Officer
FEMSA
15 years of service

Alfredo Martínez-Urdal
Chief Executive Officer
FEMSA Cerveza
9 years of service

Carlos Salazar
Chief Executive Officer
Coca-Cola FEMSA
29 years of service

Eduardo Padilla
Chief Executive Officer
Strategic Business
6 years of service

Federico Reyes
Chief Financial Officer
FEMSA
4 years of service

Ricardo González
Senior Vice President
Human Resources and Planning
FEMSA
3 years of service

Contact Information

Corporate Headquarters Information
FEMSA
General Anaya 601 Poniente, Colonia Bella Vista
Monterrey, Nuevo Leon, Mexico CP 64410
Phone: (52) 81-8328-6000

International Legal Counsel of the Company
Carlos E. Aldrete Ancira
General Anaya 601 Poniente, Colonia Bella Vista
Monterrey, Nuevo Leon, Mexico CP 64410
Phone: (52) 81-8328-6180

Independent Accountants
Deloitte & Touche
Avenida San Pedro No. 100 Norte
Col. del Valle
San Pedro Garza García, Nuevo Leon
Mexico, CP 66220

Stock Exchange and Symbol
Fomento Económico Mexicano, S.A. de C.V. stock trades on the Bolsa Mexicana de Valores (BMV) in the form of units under the symbols FEMSA UBD and FEMSA UB. The FEMSA UBD units also trade on The New York Stock Exchange, Inc. (NYSE) in the form of ADRs under the symbol FMX.

FMX Listed NYSE
THE NEW YORK STOCK EXCHANGE


COTIZA EN
BOLSA MEXICANA DE VALORES
FEMSAUBD

Depository Bank and Registrar
Citibank, NA
111 Wall Street
New York, NY 10043

Investor Relations
Juan Fonseca
Alan Alanís
Arturo Ballester
Phone: (52) 81-8328-6168
Fax: (52) 81-8328-6080
e-mail: investor@femsa.com.mx

Corporate Communication
Jaime Toussaint
Carolina Alvear
Phone: (52) 81-8328-6148
Fax: (52) 81-8328-6117
e-mail: comunicacion@femsa.com

For more information, visit us at:
www.femsa.com

The FEMSA 2002 Annual Report may contain certain forward-looking statements concerning FEMSA and its subsidiaries' future performance and should be considered as good faith estimates of FEMSA and its subsidiaries. These forward-looking statements reflect management's expectations and are based upon currently available data. Actual results are subject to further events and uncertainties which could materially impact the Company's subsidiaries actual performance.

Coca-Cola


COTIZA EN
BOLSA MEXICANA DE VALORES
FEMSAUBD


FMX
Listed
NYSE

Fomento Económico Mexicano, S.A. de C.V.
Apartado Postal 2001, 64410 Monterrey, N.L., México
www.femsa.com investor@femsa.com.mx

Financial Review 2002

TABLE OF CONTENTS

Six Year Financial Summary

The figures presented in this summary correspond to the consolidated financial statements of Fomento Económico Mexicano, S.A. de C.V. and Subsidiaries ("FEMSA"). Therefore the figures for 1997 are not comparable with the historical financial statements of Grupo Industrial Emprex, S.A. de C.V. and Subsidiaries presented in previous annual reports (see Note 18 to the financial statements).

Amounts expressed in millions of constant Mexican pesos (Ps.) as of December 31, 2002	[illegible]	2001	2000	1999	1998	1997
Income Statement						
Net sales	Ps. [illegible]	Ps. 49,952	Ps. 47,805	Ps. 43,271	Ps. 41,128	Ps. 35,578
Total revenues	[illegible]	50,097	47,869	43,333	41,244	35,828
Cost of sale	[illegible]	24,871	23,729	22,057	22,392	19,504
Gross profit	[illegible]	25,226	24,140	21,276	18,852	16,324
Operating expenses	[illegible]	16,726	16,514	14,410	12,892	11,042
Participation in the results of affiliated companies	[illegible]	33	37	59	71	64
Income from operations	[illegible]	8,533	7,663	6,925	6,031	5,346
Integral result of financing	[illegible]	(282)	(1,571)	(115)	(1,828)	(486)
Other income (expenses), net	[illegible]	(297)	243	(124)	(477)	(294)
Taxes	[illegible]	2,945	2,508	2,158	1,156	998
Net income before change in accounting principle	[illegible]	5,009	3,827	4,528	2,570	3,568
Change in accounting principle	[illegible]	29	–	–	–	–
Consolidated net income for the year	[illegible]	4,980	3,827	4,528	2,570	3,568
Net majority income	[illegible]	3,393	2,748	3,436	1,743	1,539
Net minority income	[illegible]	1,587	1,079	1,092	827	2,029
Ratios to Total Revenues (%)						
Gross margin (gross profit/net sales)	[illegible]	50.5%	50.5%	49.2%	45.8%	45.9%
Operating margin	[illegible]	17.0%	16.0%	16.0%	14.6%	14.9%
Net income	[illegible]	10.0%	8.0%	10.4%	6.2%	10.0%
Other information						
Depreciation	[illegible]	2,091	2,136	1,965	1,752	1,599
Non-cash charges	[illegible]	1,683	1,722	1,386	1,183	1,063
EBITDA	[illegible]	12,307	11,521	10,276	8,966	8,008
Capital expenditures [1]	[illegible]	5,314	4,571	4,350	5,351	4,562
Balance Sheet						
Assets						
Current assets	[illegible]	15,991	13,237	10,969	10,201	9,710
Property, plant and equipment	[illegible]	28,849	28,477	28,964	29,799	28,434
Investments in shares	[illegible]	437	510	1,262	1,258	1,401
Deferred charges	[illegible]	3,742	3,412	3,170	3,112	2,399
Goodwill and other intangible assets	[illegible]	1,250	1,760	1,981	1,961	2,158
Other assets	[illegible]	867	718	271	135	159
Total Assets	[illegible]	51,136	48,115	46,617	46,466	44,261
Liabilities						
Short-term debt	[illegible]	1,565	1,798	2,281	3,524	4,331
Current liabilities	[illegible]	7,141	6,550	6,148	4,871	4,509
Long-term debt	[illegible]	7,117	7,698	8,023	9,973	12,337
Labor liabilities	[illegible]	800	742	562	1,047	1,065
Deferred taxes	[illegible]	3,943	4,264	–	–	–
Other	[illegible]	565	346	373	142	160
Total Liabilities	[illegible]	21,131	21,398	17,387	19,557	22,402
Stockholders' equity	[illegible]	30,005	26,717	29,230	26,909	21,859
Majority interest	[illegible]	21,173	18,797	20,888	18,758	7,266
Minority interest in consolidated subsidiaries	[illegible]	8,832	7,920	8,342	8,151	14,593
Financial Ratios (%)						
Liquidity	[illegible]	2.24	2.02	1.78	2.09	2.15
Leverage	[illegible]	0.70	0.81	0.59	0.73	1.02
Capitalization	[illegible]	0.23	0.28	0.28	0.37	0.49
Data per share						
Book value [2][4]	[illegible]	3.997	3.542	3.911	3.512	–
Net income [3][4]	[illegible]	0.641	0.518	0.643	0.326	–
Dividends paid:						
Series "B" shares	[illegible]	0.073	0.084	0.060	0.048	–
Series "D" shares	[illegible]	0.092	0.105	0.075	0.060	–
Number of Employees	[illegible]	41,500	43,201	41,787	39,754	37,185
Number of Shares [4][5]	[illegible]	5,297.31	5,307.59	5,341.34	5,341.34	–

(1) Includes investments in property, plant and equipment, as well as deferred charges.
(2) Majority stockholders' equity divided by the total number of shares outstanding at the end of each year.
(3) Majority net income divided by the total number of shares outstanding at the end of each year.
(4) Before 1998, the information is not comparable as a consequence of the VISA-FEMSA restructuring in 1998.
(5) Total number of shares outstanding at the end of each year expressed in millions.

Management's Discussion and Analysis

Audited Financial Results for the twelve months ended December 31, 2002 compared to the twelve months ended December 31, 2001

Set forth below is certain audited financial information for Fomento Económico Mexicano, S.A. de C.V. and its subsidiaries ("FEMSA" or the "Company") (NYSE: FMX; BMV: FEMSA UBD). FEMSA is a holding company whose principal activities are grouped mainly under the following subholding companies (the "Subholding Companies"): FEMSA Cerveza, S.A. de C.V. ("FEMSA Cerveza"), which engages in the production, distribution and marketing of beer; Coca-Cola FEMSA, S.A. de C.V. ("Coca-Cola FEMSA"), which engages in the production, distribution and marketing of soft drinks; FEMSA Empaques, S.A. de C.V. ("FEMSA Empaques"), which engages in the production and distribution of packaging products; and FEMSA Comercio, S.A. de C.V. ("FEMSA Comercio"), which engages in the operation of convenience stores.

All of the figures in this report have been restated in constant Mexican Pesos ("Pesos" or "Ps.") with purchasing power as of December 31, 2002 and were prepared in accordance with Mexican Generally Accepted Accounting Principles ("Mexican GAAP"). As a result, all percentage changes are expressed in real terms. The restatement was determined as follows:

- For the results of the Mexican operations, using factors derived from the Mexican National Consumer Price Index ("NCPI"). To restate December 2001 Pesos to December 2002 Pesos, the Company applied an inflation factor of 1.057.

- For the results of the Buenos Aires operations, using factors derived from the Argentine National Consumer Price Index of 1.4122 to restate December 2001 Argentine Pesos ("A$") to December 2002 Argentine Pesos; to convert constant Argentine Pesos into Pesos, we used the December 31, 2002 exchange rate of Ps. 3.1036 per Argentine Peso.

This report may contain certain forward-looking statements concerning FEMSA's future performance that should be considered as good faith estimates made by the Company. These forward-looking statements reflect management expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, which could materially impact the Company's actual performance.

FEMSA and its Subsidiaries

Amounts in million pesos as of December 31, 2002	Total Revenue	Growth % vs. 2001	Operating Income (1)	Growth % vs. 2001
FEMSA Consolidated	Ps. 52,941	5.7%	Ps. 9,491	11.2%
FEMSA Cerveza	20,815	0.5	3,938	5.3
Coca-Cola FEMSA	17,620	5.3	4,440	14.6
FEMSA Comercio	12,740	18.7	583	44.3
FEMSA Empaques	6,599	0.3	1,005	5.0

(1) Before Management Fees where applicable

FEMSA Consolidated

Total Revenues and Income from Operations

In 2002, our consolidated total revenues increased by 5.7% to Ps. 52.941 billion. Our retail subsidiary, FEMSA Comercio, contributed significantly to the year's revenue growth with the opening of 437 net new Oxxo stores, while Coca-Cola FEMSA continued to drive top-line growth with very solid volume growth and stable pricing. FEMSA Empaques capitalized on the improving trends in demand for its main product lines and closed the year with a slightly positive growth in revenue. FEMSA Cerveza faced weak demand in the northern markets throughout the year, but posted revenue growth of 0.5% aided by steady demand and successful performance in the central and southern markets.

Our consolidated gross profit increased by 5.4% to Ps. 26.577 billion in 2002, representing a consolidated gross margin of 50.4%, a slight decrease of 10 basis points compared to 2001. The in-line behavior of our cost of sales, in spite of a weakening currency, reflects the progress achieved in all of our subsidiaries in cost-containment measures, such as increased productivity and strategic procurement.

For the full year, our consolidated operating expenses (including goodwill amortization and management fees paid to Labatt) increased by 2.7% to Ps. 17.170 billion. FEMSA Comercio's aggressive expansion in number of stores is largely responsible for the growth in operating expenses, as our beverage subsidiaries succeeded in reducing their operating expenses during the year. As a percentage of total revenues, consolidated operating expenses decreased by 100 basis points to 32.4%. Consolidated income from operations after participation in the results of affiliated companies, increased by 11.2% to Ps. 9.491 billion, driven by increases in profitability at all our operating units, in particular at Coca-Cola FEMSA and FEMSA Cerveza. Our consolidated operating margin increased by 90 basis points to 17.9% of consolidated total revenues.

Goodwill

Argentine Goodwill Impairment. Considering the continued deterioration and uncertainty in the Argentine economic conditions, we decided to take a more conservative approach in the valuation of the goodwill related to our investments in that country. Therefore, in the third quarter we wrote down Ps. 402 million related to the acquisition of the territories of Coca-Cola FEMSA de Buenos Aires ("KOFBA"). In view of the prevailing volatility of the Argentine currency, we also decided to take a conservative approach and stop considering our investment in KOFBA as a hedge for the dollar-denominated liabilities incurred in connection to this acquisition, thereby affecting the integral cost of financing for 2002 in the foreign exchange and monetary position calculations. These adjustments were non-cash.

Integral Cost of Financing

In 2002 we observed an increase of 40.4% in our consolidated integral result of financing loss. Following is a description of each component of this account. Note that the Argentine goodwill impairment, as explained above, had an impact on the foreign exchange variation and monetary position lines.

Net Interest Expense. For the full year, consolidated net financial expense decreased by 2.5% to Ps. 460 million. Consolidated interest expense decreased by 4.4% to Ps. 906 million compared to 2001, mainly attributable to lower average real rates for our liabilities, although our average gross liabilities increased by 3.4% in 2002 and the dollar portion was subsequently affected by the devaluation of the peso against the dollar that occurred later in the year. This was partially compensated by the reduction in consolidated interest income, which decreased by 6.3% to Ps. 446 million reflecting the net effect of lower interest rates earned on our investments relative to the year 2001 and a larger average cash position in pesos.

Foreign Exchange. For the year 2002, we recorded a consolidated foreign exchange loss of Ps. 325 million compared to a foreign exchange gain of Ps. 230 million for the year 2001, primarily reflecting the effect of the depreciation of the Peso against the U.S. dollar, which totaled Ps. 1.28 per dollar in the year, on our net dollar liabilities in Mexico. This compares to an appreciation of Ps. 43 cents on higher net dollar liabilities observed in 2001. On the other hand, the depreciation of the Argentine Peso against the U.S. dollar on our net dollar assets in Argentina had a positive effect on the foreign exchange variation during 2002.

Monetary Position. The gain on monetary position for the year 2002 amounted to Ps. 389 million, compared to a loss of Ps. 40 million in 2001. This gain was mainly generated as a result of the inflation rate for the twelve months in Argentina over the debt incurred in connection with the acquisition of Coca-Cola FEMSA Buenos Aires. The Argentine inflation rate for 2002 was 41.2%.

Other Expenses, Taxes and Net Income

Other Expenses. Our consolidated other expense for the year 2002 amounted to Ps. 858 million, consisting mainly of the aforementioned impairment of a portion of the goodwill on our investments in Argentina charged in the third quarter, plus severance payments and asset write-offs.

Taxes. For the year 2002, our income taxes, tax on assets and employee profit sharing ("taxes") amounted to Ps. 3.624 billion, an increase of 23.1% relative to the year 2001. This difference mainly reflects a tough comparison versus 2001, when we had a one-time benefit from a reduction in the tax rate as provided by a new law. The ratio of taxes to income before taxes, excluding the one time charge related to the impairment of the goodwill of our Argentine operations, was 41.9%.

For the year 2002 our consolidated net income decreased by 7.4% to Ps. 4.613 billion from Ps. 4.980 billion in the same period of 2001. Consolidated net majority income amounted to Ps. 2.837 billion for the year 2002 compared with Ps. 3.393 billion recorded in the year 2001.

Net Income Per FEMSA Unit[1]

Year ended December 31.	[illegible]	2001
Net Majority Income	[illegible]	Ps. 3.203
EBITDA [2]	[illegible]	11.616

(1) FEMSA Units consists of FEMSA UBD units and FEMSA UB units. Each FEMSA UBD unit is comprised of one Series B share, two Series D-B shares and two Series D-L shares. Each FEMSA UB unit is comprised of five series B shares. The number of FEMSA Units outstanding as of December 31, 2002 was 1,059,462,090, equivalent to the total number of shares of the Company outstanding as of December 31, 2002 divided by 5

(2) EBITDA is calculated as income from operations plus depreciation and amortization plus non-cash charges. Please note that the U.S. Securities and Exchange Commission does not endorse the use of EBITDA. However, FEMSA's management has chosen to present EBITDA because it believes it is a useful measure

Management's Discussion and Analysis

FEMSA Cerveza

Accounting Pronouncement. As of 2002 we are in compliance with EITF No. 01-09 recently issued by FASB, "Accounting for Consideration Given By a Vendor to a Customer or Reseller of the Vendor's Products". This consensus requires certain selling expenses incurred by FEMSA Cerveza to be reclassified as deductions from revenue. Amortizations that were previously classified as selling expenses in the amount of Ps. 850.9 million for 2001 were reclassified as a reduction in net sales in accordance with this EITF consensus. Correspondingly, during 2002 we reclassified Ps. 931.2 million as a reduction in net sales.

For the year 2002, FEMSA Cerveza's total revenues increased by 0.5% to Ps. 20.815 billion, reflecting a 0.2% decrease in total sales volume and a 0.6% increase in the total real revenue per hectoliter. Domestic volume declined by 0.7% to 21.856 million hectoliters, as FEMSA Cerveza continued to experience an adverse effect caused by the deterioration in disposable income in the northern region of Mexico, where it has a higher market presence. Employment in the manufacturing and retail industries in the north declined approximately 4.6% in 2002, compared to an estimated decline of 0.3% and 0.4% in the center and southern regions, respectively. Concurrently, our sales volumes in the north declined 2.9%, while those in the rest of the country grew by approximately 1.9%. Pricing in the domestic market increased by 0.9% in real terms, attributable mostly to the price increase implemented in the first quarter. Export volume increased by 6.1% to 1.955 million hectoliters, which now represents 8.2% of total sales volume.

Gross margin displayed an expansion of 30 basis points to 57.6% of net sales, reflecting important enhancements in manufacturing productivity and savings in the plant-to-warehouse logistics. Administrative expenses decreased by 0.7% to Ps. 2.175 billion during the year, due to the continued expense containment practices across the organization and an average headcount reduction of 365 employees, and represented 10.4% as a percentage of total revenues. Selling expenses decreased by 0.3% to Ps. 5.860 billion reflecting the net result of the savings achieved with the presale technology and its implementation costs. Operating expenses as a percentage of total revenues decreased 40 basis points to 38.6%. Participation in affiliated companies resulted in a gain of Ps. 84.1 million for the year 2002, compared to a gain of Ps. 32.7 million in 2001.

FEMSA Cerveza's income from operations (before deduction of management fees) increased by 5.3% to Ps. 3.938 billion. Operating margin before management fees increased by 80 basis points to 18.9% of total revenues. This increase was driven by improvements at the gross margin level and the successful containment of operating expenses as part of the transformation process at FEMSA Cerveza.

Coca-Cola FEMSA

Coca-Cola FEMSA recorded revenue growth of 5.3% to Ps. 17.492 billion in the twelve months ended December 31, 2002. In the year, revenues in our Mexican territories grew by 6.7%, with increases of 5.6% in sales volume and of 1.1% in average revenue per unit case. The strong results in these franchises reflects modest volume growth in the core cola portfolio, a remarkable performance in the water category, and a continued expansion in the favored segment with the introduction of new and exciting products, such as Beat, Mundet, and Nestea. Coca-Cola FEMSA has been creative in increasing packaging options in the non-returnable portfolio (excluding cans), which represented 58.4% of its volume in 2002 compared to 54.1% in 2001.

In Buenos Aires, Coca-Cola FEMSA struggled in a very depressed economic environment in 2002, which yielded a net revenue reduction of 8.2%, consisting of a decline in sales volume of 11.0% and an increase in average revenue per unit case of 2.1%. It is worth noting that the volume loss trend diminished as the year progressed, and we actually posted volume growth in the fourth quarter of 2002. Coca-Cola FEMSA addressed this challenging market with a strategy to shift the mix back to returnable packages, which jumped from 5.8% of the mix to 12.4% in the year 2002. The successful introduction of the 1.25-liter glass returnable presentation of Coca-Cola, Fanta and Sprite was the centerpiece of this strategy. We believe that the damage containment executed in Argentina was quite successful and highlights Coca-Cola FEMSA's ability to design and implement profitable marketing strategies in critical situations.

In 2002 Coca-Cola FEMSA's gross margin expanded 20 basis points to 54.3% of net sales. Cost of sales essentially grew in line with revenues, reflecting (i) higher absorption of fixed costs in the Mexican territories and (ii) lower absorption of fixed costs, higher prices of raw materials and a larger depreciation charge in the Argentine operations. Consolidated operating expenses during 2002 decreased by 0.1%, or 160 basis points as a ratio to total revenues compared to 2001. This is mainly attributable to the fact that selling expenses in Mexico decreased 130 basis points and administrative expenses remained flat as compared to 2001, both as a proportion to total revenues. Operating expenses in Argentina also declined significantly as a result of lower marketing expenses and headcount optimization combined with adjusted salaries.

Goodwill amortization for 2002 was Ps. 37.3 million, compared to Ps. 100.7 million for 2001, reflecting a 63% reduction. The non-cash charge for the impairment of a portion of the goodwill, combined with the previous write-offs recorded during the first half of the year, adjusted the current net asset value of our Argentine subsidiary to A$288.6 million (US$85.6 million). Given the present economic situation in Argentina, we believe that the current net asset value of our foreign subsidiary is fairly valued and do not expect to recognize additional impairments in the future. Under Mexican GAAP, the remaining value of goodwill will continue to be amortized in the income statement. As a result, consolidated goodwill related to Argentina as of December 31, 2002 amounted to A$49.0 million.

Coca-Cola FEMSA's income from operations increased by 14.6% to Ps. 4.440 billion. Operating margin increased by 200 basis points to 25.2% of total revenues.

FEMSA Comercio

In 2002, FEMSA Comercio's total revenues increased by 18.7% to Ps. 12.740 billion as a result of the aggressive expansion of the Oxxo Convenience Store Chain, which added 437 net new stores during the period. Average same store sales, however, displayed a decline of 1.6% compared to 2001, mainly reflecting the lackluster performance of key border town markets where there is heavy Oxxo presence.

The additional scale is also allowing us to negotiate improved purchase terms with some of our suppliers, as reflected in the gross margin expansion of 80 basis points to 26.5% of net sales. Administrative expense increased by only 5.4% in the year, reflecting a higher absorption of the administrative cost structure as more stores are opened in cities where there is already an Oxxo administrative infrastructure. As the chain grows we have discovered new market opportunities in high pedestrian traffic urban centers, such as hospitals and convention centers, and are increasingly exploiting the gasoline station-convenience store format. In addition we are leveraging FEMSA Comercio's information technology capabilities by managing *"remote"* store clusters without the need for local administrative staff, and we are interacting with suppliers through a new Internet platform. In parallel, we have consistently searched for ways to improve our value proposition to our customers, testing attractive enhancements to our stores such as coffee machines, larger fast-food areas and open fridges, as well as offering a reliable payment center where our customers can pay most home utilities in one stop. This process has also entailed the development of *category managers* to standardize the product display and develop effective, differentiated promotions.

The execution of these strategies resulted in operating income growth (before management fees paid to FEMSA) of 44.3% in 2002. The operating margin increased by 80 basis points to 4.6% of total revenues.

FEMSA Empaques

In the year 2002, FEMSA Empaques' total revenues displayed growth of 0.3%. The subsidiary closed the year strongly, with a surge in demand in beverage cans and glass bottles coupled with the favorable effect of the weaker peso on its dollar revenues in the second half of the year. The first six months of 2002 were considerably slower than the latter six in terms of demand for our packaging products. For the full year, average capacity utilization was close to full in all of our main product lines. The beverage can operations increased their output as demand for cans surged in Coca-Cola FEMSA and in certain export markets, offsetting a slight decline in purchases by FEMSA Cerveza. The glass bottle operation increased its supply of bottles to FEMSA Cerveza and Coca-Cola FEMSA, albeit at the reduction of third party clients. Finally, the crown cap business also experienced high demand from Coca-Cola FEMSA as well as Empaques' export clients. Export volume of crown caps represented a record 55% of total output for the year.

FEMSA Empaques' operating income increased by 5.0%, and its operating margin before management fees paid to FEMSA increased by 70 basis points to 15.2% of total revenues for the year 2002. The recovery in profitability is partly related to the depreciation of the peso against the dollar during the second half of the year, which reduces the relative weight of the peso-denominated cost structure in the metallic product units. In addition, virtually all of FEMSA Empaques operations have observed increases in productivity linked with the implementation of certain *enterprise resource planning* (ERP) systems in the production facilities.

Report of Independent Public Accountants


Deloitte
&Touche

To the Stockholders of Fomento Económico Mexicano, S.A. de C.V.:

We have audited the accompanying consolidated balance sheets of Fomento Económico Mexicano, S.A. de C.V. (a Mexican corporation) and Subsidiaries (collectively referred to as the "Company") as of December 31, 2002 and 2001, and the related consolidated statements of income, changes in stockholders' equity and changes in financial position for each of the three years in the period ended December 31, 2002, all expressed in millions of Mexican pesos of purchasing power as of December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of certain consolidated subsidiaries, which statements reflect total assets of approximately 12% and 11% of the consolidated totals as of December 31, 2002 and 2001, respectively, and total revenues of 26%, 22% and 19% of the consolidated totals for each of the three years in the period ended December 31, 2002, respectively. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for those entities, is based solely on the reports of such other auditors.

We conducted our audits in accordance with auditing standards generally accepted in Mexico and in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of the other auditors, such consolidated financial statements referred to above present fairly, in all material respects, the financial position of Fomento Económico Mexicano, S.A. de C.V. and Subsidiaries as of December 31, 2002 and 2001, and the results of their operations, the changes in their stockholders' equity and the changes in their financial position for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in Mexico.

As mentioned in Note 4:

- Effective January 1, 2000 the new procedures for the recognition of deferred income taxes as prescribed by revised Bulletin D-4, "Accounting for Income Taxes, Tax on Assets and Employee Profit Sharing", were adopted.

- Effective January 1, 2001 the new procedures for the recognition of all financial instruments as prescribed by Bulletin C-2, "Financial Instruments", were adopted.

Accounting practices used by the Company in preparing the accompanying consolidated financial statements conform with accounting principles generally accepted in Mexico but do not conform with accounting principles generally accepted in the United States of America (U.S. GAAP). A description of these differences and a reconciliation of consolidated net income and stockholders' equity to U.S. GAAP as permitted by the regulations of the U.S. Securities and Exchange Commission, which allow omission of the requirement to quantify, in the U.S. GAAP reconciliation, the differences attributable to the effects of comprehensive inflation adjustments recorded locally, are set forth in Notes 24 and 25.

Our audits also comprehended the translation of the Mexican peso amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2. The translation of the financial statement amounts into U.S. dollars and the translation of the financial statements into English have been made solely for the convenience of readers in the United States of America.

Deloitte & Touche

Monterrey, N.L., Mexico
January 29, 2003

Consolidated Balance Sheets

At December 31, 2002, and 2001. Amounts expressed in millions of US dollars ($) and in millions of constant Mexican pesos (Ps.) as of December 31, 2002	[illegible]		2001
Assets			
Current Assets:			
Cash and cash equivalents	$ [illegible]	Ps. [illegible]	Ps. 7,619
Accounts receivable	[illegible]	[illegible]	3,392
Inventories	[illegible]	[illegible]	4,413
Recoverable taxes	[illegible]	[illegible]	13
Prepaid expenses	[illegible]	[illegible]	554
Total Current Assets	[illegible]	[illegible]	15,991
Investments in shares	[illegible]	[illegible]	437
Property, plant and equipment	[illegible]	[illegible]	28,849
Other assets	[illegible]	[illegible]	4,609
Goodwill and other intangible assets	[illegible]	[illegible]	1,250
Total Assets	$ [illegible]	Ps. [illegible]	Ps. 51,136
Liabilities and Stockholders' Equity			
Current Liabilities:			
Bank loans	$ [illegible]	Ps. [illegible]	Ps. 1,198
Interest payable	[illegible]	[illegible]	162
Current maturities of long-term debt	[illegible]	[illegible]	367
Suppliers	[illegible]	[illegible]	4,513
Taxes payable	[illegible]	[illegible]	1,079
Accounts payable, accrued expenses and other liabilities	[illegible]	[illegible]	1,387
Total Current Liabilities	[illegible]	[illegible]	8,706
Long-Term Liabilities:			
Bank loans and notes payable	[illegible]	[illegible]	7,117
Labor liabilities	[illegible]	[illegible]	800
Deferred taxes	[illegible]	[illegible]	3,943
Other liabilities	[illegible]	[illegible]	565
Total Long-Term Liabilities	[illegible]	[illegible]	12,425
Total Liabilities	[illegible]	[illegible]	21,131
Stockholders' Equity:			
Minority interest in consolidated subsidiaries	[illegible]	[illegible]	8,832
Majority interest:			
Capital stock	[illegible]	[illegible]	4,081
Additional paid-in capital	[illegible]	[illegible]	9,952
Retained earnings from prior years	[illegible]	[illegible]	9,731
Net income for the year	[illegible]	[illegible]	3,393
Cumulative translation adjustment	[illegible]	[illegible]	(189)
Cumulative result of holding non-monetary assets	[illegible]	[illegible]	(5,795)
Total Majority Interest	[illegible]	[illegible]	21,173
Total Stockholders' Equity	[illegible]	[illegible]	30,005
Total Liabilities and Stockholders' Equity	$ [illegible]	Ps. [illegible]	Ps. 51,136

The accompanying notes are an integral part of these consolidated balance sheets.
Monterrey, N.L., Mexico, January 29, 2003

José Antonio Fernández Carbajal
Chief Executive Officer

Federico Reyes García
Chief Financial Officer

Consolidated Income Statements

For the years ended December 31, 2002, 2001 and 2000. Amounts expressed in millions of US dollars ($) and in millions of constant Mexican pesos (Ps.) as of December 31, 2002

	[illegible]	[illegible]	2001	2000
Net sales	[illegible]	[illegible]	Ps. 49,952	Ps. 47,805
Other operating revenues	[illegible]	[illegible]	145	64
Total revenues	[illegible]	[illegible]	50,097	47,869
Cost of sales	[illegible]	[illegible]	24,871	23,729
Gross profit	[illegible]	[illegible]	25,226	24,140
Operating expenses:				
Administrative	[illegible]	[illegible]	4,608	4,424
Sales	[illegible]	[illegible]	12,118	12,090
	[illegible]	[illegible]	16,726	16,514
Income from operations	[illegible]	[illegible]	8,500	7,626
Participation in the results of affiliated companies	[illegible]	[illegible]	33	37
	[illegible]	[illegible]	8,533	7,663
Integral result of financing:				
Interest expense	[illegible]	[illegible]	(948)	(1,160)
Interest income	[illegible]	[illegible]	476	441
Foreign exchange gain (loss)	[illegible]	[illegible]	230	(1,121)
Gain (loss) on monetary position	[illegible]	[illegible]	(40)	269
	[illegible]	[illegible]	(282)	(1,571)
Other income (expenses), net	[illegible]	[illegible]	(297)	243
Income for the year before income tax, tax on assets and employee profit sharing	[illegible]	[illegible]	7,954	6,335
Income tax, tax on assets and employee profit sharing	[illegible]	[illegible]	2,945	2,508
Net income before change in accounting principle	[illegible]	[illegible]	5,009	3,827
Change in accounting principle	-	-	(29)	–
Consolidated net income for the year	[illegible]	[illegible]	Ps. 4,980	Ps. 3,827
Net majority income	[illegible]	[illegible]	3,393	2,748
Net minority income	[illegible]	[illegible]	1,587	1,079
Consolidated net income for the year	[illegible]	[illegible]	Ps. 4,980	Ps. 3,827
Net majority income per share (US dollars and constant Mexican pesos):				
Per series "B" share				
Before change in accounting principle	[illegible]	[illegible]	Ps. 0.576	Ps. 0.459
After change in accounting principle	[illegible]	[illegible]	0.571	0.459
Per series "D" share				
Before change in accounting principle	[illegible]	[illegible]	0.720	0.574
After change in accounting principle	[illegible]	[illegible]	0.714	0.574

The accompanying notes are an integral part of these consolidated income statements.

Consolidated Statements of Changes in Financial Position

For the years ended December 31, 2002, 2001 and 2000. Amounts expressed in millions of US dollars ($) and in millions of constant Mexican pesos (Ps.) as of December 31, 2002	[illegible]	[illegible]	2001	2000
Resources Generated by (Used in):				
Operations:				
Consolidated net income for the year	$ [illegible]	Ps. [illegible]	Ps. 4,980	Ps. 3,827
Depreciation	[illegible]	[illegible]	2,290	2,415
Amortization and other	[illegible]	[illegible]	1,571	1,494
	[illegible]	[illegible]	8,841	7,736
Working capital:				
Accounts receivable	[illegible]	[illegible]	(154)	168
Inventories	[illegible]	[illegible]	(17)	(434)
Prepaid expenses	[illegible]	[illegible]	(9)	(166)
Suppliers and other liabilities	[illegible]	[illegible]	221	856
Recoverable taxes, net	[illegible]	[illegible]	645	(216)
Interest payable	[illegible]	[illegible]	(47)	45
Labor liabilities	[illegible]	[illegible]	(90)	(5)
Net Resources Generated by Operating Activities	[illegible]	[illegible]	9,390	7,984
Investments:				
Investments in shares	[illegible]	[illegible]	78	689
Property, plant and equipment	[illegible]	[illegible]	(3,219)	(3,006)
Deferred charges	[illegible]	[illegible]	(2,095)	(1,565)
Acquisition of Promotora de Marcas Nacionales	[illegible]	[illegible]	(167)	68
Sale of fixed assets of Amoxxo	[illegible]	[illegible]	242	–
Sale of fixed assets of Coca-Cola FEMSA	[illegible]	[illegible]	129	–
Other assets, net	[illegible]	[illegible]	195	(710)
Net Resources Used in Investing Activities	[illegible]	[illegible]	(4,837)	(4,524)
Financing Activities:				
Bank loans and notes payable	[illegible]	[illegible]	(508)	(620)
Amortization in real terms of long-term liabilities	[illegible]	[illegible]	(293)	(243)
Notes payable and others	[illegible]	[illegible]	(68)	(357)
Dividends declared and paid	[illegible]	[illegible]	(632)	(720)
Repurchase of FEMSA shares	[illegible]	[illegible]	(68)	(256)
Decrease in the minority interest of:				
FEMSA Cerveza	[illegible]	[illegible]	(119)	(169)
Logística-CCM	[illegible]	[illegible]	(37)	–
Amoxxo	[illegible]	[illegible]	(335)	–
Cumulative translation adjustment	[illegible]	[illegible]	774	306
Net Resources Generated by (Used in) Financing Activities	[illegible]	[illegible]	(1,286)	(2,059)
Net Increase in Cash and Cash Equivalents	[illegible]	[illegible]	3,267	1,401
Cash and Cash Equivalents at the Beginning of the Year	[illegible]	[illegible]	4,352	2,951
Cash and Cash Equivalents at the End of the Year	$ [illegible]	Ps. [illegible]	Ps. 7,619	Ps. 4,352

The accompanying notes are an integral part of these consolidated statements of changes in financial position.

Consolidated Statements of Changes in Shareholder's Equity

For the years ended December 31, 2002, 2001 and 2000.
Amounts expressed in millions of constant Mexican pesos (Ps.) as of December 31, 2002

	Capital Stock	Additional Paid-in Capital	Retained Earnings from Prior Years
Balances at December 31, 1999	Ps. 4,105	Ps. 9,952	Ps. 8,196
Transfer of prior year income			3,436
Dividends declared and paid			(594)
Deferred income tax effect			(3,280)
Repurchase of FEMSA shares	(19)		(237)
Decrease in the minority interest of			
FEMSA Cerveza			
Comprehensive income			
Balances at December 31, 2000	Ps. 4,086	Ps. 9,952	Ps. 7,521
Transfer of prior year income			2,748
Repurchase of FEMSA shares	(5)		(63)
Dividends declared and paid			(475)
Decrease in the minority interest of:			
FEMSA Cerveza			
Logística-CCM			
Amoxxo			
Comprehensive income			
Balances at December 31, 2001	Ps. 4,081	Ps. 9,952	Ps. 9,731
Transfer of prior year income			3,393
Dividends declared and paid			(694)
Comprehensive income			
Balances at December 31, 2002	Ps. 4,081	Ps. 9,952	Ps. 12,430

The accompanying notes are an integral part of these consolidated statements of changes in stockholders' equity.

Net Income for the Year	Cumulative Translation Adjustment	Cumulative Result of Holding Non-monetary Assets	Total Majority Interest	Minority Interest in Consolidated Subsidiaries	Total Stockholders' Equity
Ps. 3,436	Ps. (740)	Ps. (4,116)	Ps. 20,833	Ps. 8,479	Ps. 29,312
(3,436)					
			(594)	(126)	(720)
			(3,280)	(1,248)	(4,528)
			(256)		(256)
				(169)	(169)
2,748	156	(810)	2,094	984	3,078
Ps. 2,748	Ps. (584)	Ps. (4,926)	Ps. 18,797	Ps. 7,920	Ps. 26,717
(2,748)					
			(68)		(68)
			(475)	(157)	(632)
				(119)	(119)
				(37)	(37)
				(335)	(335)
3,393	395	(869)	2,919	1,560	4,479
Ps. 3,393	Ps. (189)	Ps. (5,795)	Ps. 21,173	Ps. 8,832	Ps. 30,005
(3,393)					
			(694)	(446)	(1,140)
2,837	(226)	(75)	2,536	1,412	3,948
Ps. 2,837	Ps. (415)	Ps. (5,870)	Ps. 23,015	Ps. 9,798	Ps. 32,813

Notes to the Consolidated Financial Statements

At December 31, 2002, 2001 and 2000. Amounts expressed in millions of US dollars ($) and in millions of constant Mexican pesos (Ps.) as of December 31, 2002

Note 1 / Activities of the Company

Fomento Económico Mexicano, S.A. de C.V. ("FEMSA") is a Mexican holding company. The principal activities of FEMSA and its subsidiaries ("the Company"), as an economic unit, are carried out by operating subsidiaries, and grouped under direct and indirect holding company subsidiaries (the "Subholding Companies") of FEMSA. The following is a description of such activities, together with ownership interest in each Subholding Company:

Subholding Company	% Ownership	Activities
FEMSA Cerveza, S.A. de C.V. and Subsidiaries ("FEMSA Cerveza")	70.0%	Production, distribution and marketing of beer through its principal operating subsidiary, Cervecería Cuauhtémoc Moctezuma, S.A. de C.V., which operates six breweries throughout Mexico and produces and distributes 15 different brands of beer, of which the five most important are: Tecate, Carta Blanca, Superior, Sol and XX Lager. Labatt Brewing Company Limited ("Labatt") and its holding company, Stellamerica Holdings Limited ("Stellamerica"), jointly own 30% of FEMSA Cerveza's capital stock.
Coca-Cola FEMSA, S.A. de C.V. and Subsidiaries ("Coca-Cola FEMSA")	51.0%	Production, distribution and marketing of certain Coca-Cola trademark beverages in two territories in Mexico and one territory in Argentina. The Inmex Corporation, an indirect subsidiary of The Coca-Cola Company, owns 30% of Coca-Cola FEMSA's capital stock. In addition, shares representing 19% of Coca-Cola FEMSA's capital stock are listed on the Bolsa Mexicana de Valores, S.A. de C.V. ("BMV") and The New York Stock Exchange, Inc. ("NYSE").
FEMSA Empaques, S.A. de C.V. and Subsidiaries ("FEMSA Empaques")	99.9%	Production and distribution of a wide variety of packaging materials primarily to the beverage and food industries, including products such as aluminum beverage cans and tops, steel food cans, bottle caps and other closures, glass beverage bottles, labels and other flexible packaging materials, plastic cases, coolers, commercial refrigeration equipment, detergents, lubricants and adhesives.
FEMSA Comercio, S.A. de C.V. and Subsidiaries ("FEMSA Comercio")	99.9%	Operation of a chain of convenience stores under the trade name "OXXO" and the operation of "Oxxo Express Service Centers", convenience stores with gas stations.
Logística-CCM, S.A. de C.V. and Subsidiaries ("Logística-CCM")	70.0%	Provide transportation, logistics and maintenance services to FEMSA Cerveza's subsidiaries. Labatt and Stellamerica jointly own 30% of Logística-CCM's capital stock.
FEMSA Logística, S.A. de C.V. and Subsidiaries ("FEMSA Logística")	99.9%	Provide transportation, logistics and maintenance services to FEMSA's subsidiaries other than those of FEMSA Cerveza, and to third parties.

On December 23, 2002, Coca-Cola FEMSA reached a definitive agreement to acquire 100% Panamerican Beverages, Inc. ("Panamco") in a transaction valued at $3,600 including assumption of $892 in net debt as of December 31, 2002.

The transaction has been approved by the Boards of Directors of both companies. However, there can be no assurances that this transaction will be completed, and consummation of this business combination is subject to several significant conditions, such as the approval by the shareholders of Panamco, customary regulatory approvals, the securing of financing for the transaction, the maintenance of specified credit ratings by Coca-Cola FEMSA, and other customary closing conditions.

The transaction will be financed with $2,050 of new indebtedness for which Coca-Cola FEMSA has obtained formal commitments from J.P. Morgan Chase and Morgan Stanley, equity contributions from FEMSA and The Coca-Cola Company, and cash on hand. These funds will also be used to refinance approximately $446 of Panamco's existing indebtedness.

If the transaction is completed FEMSA will own the 45.7% of the economic value of Coca-Cola FEMSA and 53.6% of the voting shares. The Coca-Cola Company will own the 39.6% of the economic value and 46.4% of the voting shares. The remaining economic value will be owned by the public.

In general extraordinary stockholder meetings of FEMSA Cerveza and Logística-CCM held on December 20, 2002, the merger of Logística-CCM into FEMSA Cerveza was approved. The merger will become effective January 1, 2003.

Oxxo Express, S.A. de C.V. ("Oxxo Express", previously Empresas Amoxxo, S.A. de C.V.) was a joint venture between Amoco Mexico Holding Company, a subsidiary of BP Amoco, p.l.c., and Desarrollo Comercial FEMSA, S.A. de C.V. ("DCF", a subsidiary of FEMSA), that operated 31 service centers consisting of convenience stores located at gas stations. On September 3, 2001, the joint venture agreement was terminated, resulting in DCF obtaining complete legal and operating control of 17 service centers of Oxxo Express. This transaction represented a reduction of FEMSA's minority interest of Ps. 335. On March 26, 2002, FEMSA Comercio acquired Oxxo Express from DCF, integrating the service centers with the chain of OXXO stores.

On October 25, 2001, through an indirect subsidiary, FEMSA acquired Promotora de Marcas Nacionales, S.A. de C.V. ("Promotora de Marcas Nacionales"), whose principal asset is the Mundet trademark soft drinks. The cost of the acquisition was Ps. 167, primarily representing a trademark of Ps. 145, which is presented in other assets in the balance sheet and is being amortized on a straight-line basis over 20 years; additionally, concentrate production equipment was acquired for Ps. 22. FEMSA will continue operating the present Mundet franchises, and Coca-Cola FEMSA was designated to produce, distribute and market Mundet trademark soft drinks in its territories. The results of operations of the acquired company are included in the consolidated results of FEMSA since the acquisition date.

Note 2 / Basis of Presentation

The consolidated financial statements of the Company are prepared in accordance with accounting principles generally accepted in Mexico ("Mexican GAAP"), which differ in certain significant respects from accounting principles generally accepted in the United States of America ("US GAAP"), as further explained in Note 24. A reconciliation from Mexican GAAP to US GAAP is included in Note 25.

The consolidated financial statements are stated in millions of Mexican pesos ("Ps."). The translations of Mexican pesos into US dollars ("$") are included solely for the convenience of the reader, using the exchange rate as of December 31, 2002 of 10.459 Mexican pesos to one US dollar. Such convenience translations should not be construed as representations that the Mexican peso accounts have been, could have been, or could in the future be, converted into US dollars at this or any other exchange rate.

The consolidated financial statements include the financial statements of FEMSA and those of all companies in which it owns directly or indirectly a majority of the outstanding capital stock and/or exercises control. All intercompany account balances and transactions have been eliminated in such consolidation.

Note 3 / Foreign Subsidiary Incorporation

The accounting records of the foreign subsidiaries are maintained in the currency of the country where they are located.

The financial statements of the foreign subsidiaries are restated to the purchasing power of the local currency at the end of the year applying the inflation rate of the country of origin and are subsequently translated into Mexican pesos using the year-end exchange for their inclusion in the consolidated financial statements.

The variation in a net investment in foreign subsidiaries generated by exchange rate fluctuations is included in the cumulative translation adjustment and is recorded directly in stockholders' equity.

The foreign exchange gain or loss generated from the financing obtained to acquire foreign subsidiaries, net of the related tax effect, is included in the cumulative translation adjustment, to the extent the net investment in the foreign subsidiaries is considered to be an economic hedge of such debt. The foreign exchange gain or loss associated with any unhedged portion of such debt is recorded in the results of the year.

The gain or loss on monetary position resulting from the hedged portion of the financing is computed using the inflation rate of the country in which the acquired subsidiary is located, because it is considered an integral part of the investment in such subsidiary, and is included in the integral result of financing.

The goodwill resulting from the acquisition of foreign subsidiaries is maintained in the functional currency of the foreign subsidiary, since such investment will be recovered in such currency, and is restated applying the inflation factor of the country of origin and using the year-end exchange rate.

In December 2001, the Argentine government adopted a series of economic measures, the most important of which consisted of restrictions on cash withdrawals and foreign exchange transactions. On January 6, 2002, the Argentine government published the Economic Emergency Law that will be in effect through December 10, 2003. This law grants powers to the government to establish the system that will determine the exchange rate of the Argentine peso with respect to foreign currencies and to establish foreign exchange regulations.

Notes to the Consolidated Financial Statements

Due to the instability of the Argentine economy and the devaluation of the Argentine peso, the Company has recognized a loss in the value of its investment in Coca-Cola FEMSA de Buenos Aires, S.A. ("Coca-Cola FEMSA Buenos Aires"). As of December 31, 2002 and 2001, the losses accumulated in stockholders' equity generated by the Argentine peso devaluation amount to:

	2002	2001
Stockholders' equity:		
Majority interest	Ps. [illegible]	Ps. 454
Minority interest	[illegible]	437
	Ps. [illegible]	Ps. 891

As a result of the continuing difficult economic situation in Argentina, the uncertainty with respect to the period of recovery, and the instability of the exchange rate, on July 1, 2002, the Company determined the value of Coca-Cola FEMSA Buenos Aires based on price market value multiples of comparable businesses resulting in the recognition of an impairment of goodwill generated by the acquisition of Ps. 402, which was recorded in other expenses in the results of the year.

As a result, the net investment in Coca-Cola FEMSA Buenos Aires is no longer considered to be an economic hedge of the liabilities denominated in US dollars incurred to acquire Coca-Cola FEMSA Buenos Aires.

Note 4 / Significant Accounting Policies

The Company's accounting policies are in accordance with Mexican GAAP, which require that the Company's management make certain estimates and use certain assumptions to determine the valuation of various items included in the consolidated financial statements. The Company's management believes that the estimates and assumptions used were appropriate as of the date of these consolidated financial statements.

The significant accounting policies are as follows:

a) Recognition of the Effects of Inflation:
The recognition of the effects of inflation in the financial information consists of:

- Restating non-monetary assets such as inventories and fixed assets, including related costs and expenses when such assets are consumed or depreciated.
- Restating capital stock, additional paid-in capital and retained earnings by the amount necessary to maintain the purchasing power equivalent in Mexican pesos on the dates such capital was contributed or income generated, through the use of factors derived from the National Consumer Price Index ("NCPI").
- Including in stockholders' equity the cumulative effect of holding non-monetary assets, which is the net difference between changes in the replacement cost of non-monetary assets and adjustments based upon NCPI factors.
- Including in the cost of financing the purchasing power gain or loss from holding monetary items.

The Company restates its consolidated financial statements in terms of the purchasing power of the Mexican peso as of the most recent balance sheet date by using NCPI factors for Mexican subsidiaries, and by using for foreign subsidiaries the inflation rate plus the latest year-end exchange rate of the country in which the foreign subsidiary is located.

The Company restates its income statement using NCPI factors determined from the month in which the transaction occurred to the most recent balance sheet date.

Financial information for the Mexican subsidiaries for prior years was restated using NCPI factors. Financial information for foreign subsidiaries and affiliated companies included in the consolidated financial statements was restated using the inflation rate of the country in which the foreign subsidiary or affiliated company is located and then translated at the year-end exchange rate of the Mexican peso. Accordingly, the amounts are comparable with each other and with the preceding years since all are expressed in the purchasing power of the respective currencies as of the end of the latest years presented.

b) Cash and Cash Equivalents:
Cash consists of non-interest bearing bank deposits. Cash equivalents consist principally of short-term bank deposits and fixed-rate investments with brokerage houses valued at the quoted market prices.

c) Inventories and Cost of Sales:
The value of inventories is adjusted to replacement cost, without exceeding market value. Cost of sales is determined based on replacement cost at the time of sale. Advances to suppliers to purchase raw materials and spare parts are included in the inventory account and are restated by applying NCPI factors, considering their average age.

d) Prepaid Expenses:
These represent payments for services that will be received over the next 12 months. Prepaid expenses are recorded at historical cost and recognized in the income statement of the month in which the services or benefits are received. Prepaid expenses are principally represented by advertising, leasing and promotional expenses.

Advertising costs consist of television and radio advertising airtime paid in advance, which are generally amortized over a 12-month period based on the transmission of the television and radio spots. The related production costs are recognized in the results of operations the first time the advertising takes place.

Promotional costs are expensed as incurred, except for those promotional costs related to the launching of new products or presentations. Those costs are recorded as prepaid expenses and amortized over the year, during which they are estimated to increase sales of the related products or presentations to normal operating levels, which is generally one year.

e) Bottles and Cases:
Bottles and cases are recorded at acquisition cost and restated to their replacement cost.

FEMSA Cerveza includes bottles and cases in inventories. Breakage is charged to expense as incurred. For the years ended December 31, 2002, 2001 and 2000, breakage expense amounted to Ps. 22, Ps. 41 and Ps. 34, respectively.

Coca-Cola FEMSA includes bottles and cases in property, plant and equipment. For financial reporting purposes, breakage is recorded as an expense as it is incurred. Depreciation is computed only for tax purposes using the straight-line method at a rate of 10% per year. The Company estimates that breakage expense is similar to the depreciation calculated on an estimated useful life of approximately five years for returnable glass bottles and one year for returnable plastic bottles. For the years ended December 31, 2002, 2001 and 2000, breakage expense amounted to Ps. 192, Ps. 199 and Ps. 279, respectively. Bottles and cases in circulation, which have been placed in the hands of customers, are presented net of deposits received from customers, and the difference between the cost of these assets and the deposits received is amortized according to their useful lives.

f) Investments in Shares:
The investments in shares of affiliated companies are initially recorded at their acquisition cost and subsequently valued using the equity method. Investments in affiliated companies in which the Company does not have significant influence are recorded at cost and restated based upon NCPI factors.

g) Property, Plant and Equipment:
These assets are initially recorded at their cost of acquisition and/or construction. Property, plant and equipment of domestic origin, except bottles and cases of Coca-Cola FEMSA (see Note 4 e), are restated by applying NCPI factors. Imported equipment is restated by applying the inflation rate of the country of origin and then translated at the year-end exchange rate.

Depreciation of property, plant and equipment is computed using the straight-line method, based on the value of the restated assets reduced by their residual values. Depreciation rates are determined by the Company together with independent appraisers, considering the estimated remaining useful lives of the assets.

The annual average depreciation rates of the assets are as follows:

Buildings and construction	2.82%
Machinery and equipment	5.54%
Distribution equipment	7.38%
Other equipment	7.37%

Notes to the Consolidated Financial Statements

h) Other Assets:
Represent payments whose benefits will be received in future years. These consist principally of:

- Agreements with customers for the right to sell and promote the Company's products during certain periods of time, which are being considered as monetary assets and amortized in accordance with the timing of the receipt by the Company of such benefits, as set forth in terms of such agreements, which beginning 2001, is in base of the volume sold by the customers. The average term of these agreements is between three and four years.

  Prior to 2002, the amortization of these expenses was included in operating expenses. Beginning 2002, the Company adopted the provisions of Emerging Issues Task Force ("EITF") No. 01-09, "Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products)" of the Financial Accounting Standards Board ("FASB"), which requires presenting the amortization of these capitalized amounts as a reduction of net sales. The income statements of the years 2001 and 2000 have been reclassified to conform to this change in presentation.

- Leasehold improvements, which are restated by applying NCPI factors, are amortized using the straight-line method over the term in which the benefits are expected to be received.

- Start-up expenses represent costs incurred prior to the opening of an Oxxo store, including rent, permits and licenses. Such amounts are restated based on NCPI factors and are amortized on a straight-line basis over the period during which the related benefits are expected to be received.

i) Goodwill and Other Intangible Assets:
This is the difference between the price paid and the book value of the shares and/or assets acquired, which is substantially equal to the fair value of such assets. This difference is amortized over a period of no more than 20 years. Goodwill is recorded in the functional currency of the subsidiary in which the investment was made and is restated by applying the inflation rate of the country of origin and the year-end exchange rate.

j) Payments from The Coca-Cola Company:
The Coca-Cola Company participates in the advertising and promotional programs of Coca-Cola FEMSA. The resources received for advertising and promotional incentives are included as a reduction of selling expenses. The net expenses incurred were Ps. 715, Ps. 693 and Ps. 707 during the years ended December 31, 2002, 2001 and 2000, respectively.

In addition, since 1999 The Coca-Cola Company has made payments in connection with Coca-Cola FEMSA's refrigeration equipment investment program. These resources are related to the increase in volume sales of Coca-Cola products that result from such expenditures and will be reimbursed if the established conditions in the contracts are not met. The refrigeration equipment investments, net of the participation of The Coca-Cola Company, are recorded in property, plant and equipment.

k) Labor Liabilities:
Labor liabilities include obligations for pension and retirement plan, seniority premiums and postretirement medical services, based on actuarial calculations by independent actuaries, using the projected unit credit method. These liabilities are considered to be non-monetary and are restated using NCPI factors, with such restatement presented in stockholders' equity. The increase in labor liabilities of the year is charged to expense in the income statement.

The unamortized prior service costs are recorded as expenses in the income statement over the year during which the employees will receive the benefits of the plan, which in the case of pension and retirement plans and seniority premiums is 14 years and for postretirement medical services is 20 years, both since 1996.

The main subsidiaries of the Company have established funds for the payment of pension benefits and postretirement medical services through irrevocable trusts with the employees as beneficiaries.

Severance indemnities are charged to expenses on the date that they are incurred. The severance payments resulting from the Company's reduction of personnel, as a result of the restructuring of certain areas, are included in other expenses, net. During the years ended December 31, 2002, 2001 and 2000, these amounted to Ps. 162, Ps. 169 and Ps. 226, respectively.

l) Revenue Recognition:
Revenue is recognized upon shipment of goods to customers or upon delivery to the customer and the customer has taken ownership of the goods.

m) Income Tax, Tax on Assets and Employee Profit Sharing:
The Company determines and records its income tax, tax on assets and employee profit sharing in accordance with the tax legislation and revised Bulletin D-4, "Tratamiento Contable del Impuesto Sobre la Renta, del Impuesto al Activo y la Participación de los Trabajadores en las Utilidades" (Accounting for Income Tax, Tax on Assets and Employee Profit Sharing), which requires that deferred tax assets and liabilities be recorded for all temporary differences between the accounting and tax bases of assets and liabilities.

The balance of deferred income tax and deferred tax on assets is determined using the liability method, which takes into account all temporary differences between the accounting and tax bases of assets and liabilities. Deferred employee profit sharing is calculated considering only those temporary differences that arise from the reconciliation between the accounting income for the year and the basis for employee profit sharing that are expected to generate a benefit or liability within a defined year.

The balance of deferred taxes is comprised of monetary and non-monetary items, based on the temporary differences from which it is derived. Deferred taxes are classified as a long-term asset or liability, regardless of when the temporary differences are expected to reverse.

The deferred tax provision for the year to be included in the results of operations is determined by comparing the deferred tax balance at end of the year to the balance at the beginning of the year, excluding from both balances any temporary differences that are recorded directly in stockholders' equity. The deferred taxes related to such temporary differences are recorded in the same stockholders' equity account. The initial effect of the application of this new bulletin as of January 1, 2000 was recorded in retained earnings and minority interest (see Note 21 d).

FEMSA has received authorization from the Secretaría de Hacienda y Crédito Público ("SHCP") to prepare its income tax and tax on asset returns on a consolidated basis, which includes the proportional taxable income or loss of its Mexican subsidiaries, which is limited to 60% of the stockholders' participation.

n) Integral Result of Financing:
The integral result of financing includes:

Interest:
Interest income and expenses are recorded when earned or incurred, respectively.

Foreign Exchange Gains and Losses:
Transactions in foreign currency are recorded in Mexican pesos using the exchange rate applicable on the date they occur. Assets and liabilities in foreign currencies are adjusted to the year-end exchange rate, recording the resulting foreign exchange gain or loss directly in the income statement, except for the foreign exchange gain or loss from financing obtained for the acquisition of foreign subsidiaries (see Note 3).

Gain (Loss) on Monetary Position:
This is the result of the effects of inflation on monetary items. The gain (loss) on monetary position for Mexican subsidiaries is computed by applying NCPI factors to the net monetary position at the beginning of each month, excluding the financing contracted for the acquisition of foreign companies (see Note 3).

The gain (loss) on monetary position of foreign subsidiaries is computed by applying the monthly inflation rate of the country in which such subsidiary is located to the net monetary position at the beginning of each month, expressed in such country's local currency, then translating the monthly results into Mexican pesos using the year-end exchange rate, except as mentioned in Note 3.

o) Financial Instruments:
The Company frequently contracts financial instruments to manage the financial risks associated with its operations. If the instrument is used to manage the risk related with the Company's operations, the effect is recorded in cost of sales and in operating expenses. If the instrument is used to manage the risks related with the financing operations, the effect is recorded in interest expense or in the foreign exchange loss (gain), depending on the related contract.

Prior to 2001, the Company recorded in the result of the year the effect of financial instruments at their maturity date, except for foreign exchange options, for which the premium paid was amortized throughout the life of the contract.

Beginning in January 2001, Bulletin C-2, "Instrumentos Financieros" (Financial Instruments) went into effect, which requires an enterprise to record all financial instruments in the balance sheet as assets or liabilities. The bulletin requires that financial instruments entered into for hedging purposes be valued using the same valuation criteria applied to the hedged asset or liability.

Notes to the Consolidated Financial Statements

Additionally, financial instruments entered into for purposes other than hedging the operations of the Company should be valued at fair market value. The difference between the financial instrument's initial value and fair market value should be recorded in the income statement at the end of the year. The initial effect of this bulletin is included in net income of 2001, net of taxes, as a change in accounting principle, which amount to Ps. 29.

p) Cumulative Result of Holding Non-monetary Assets:
This represents the sum of the difference between book values and restatement values, as determined by applying NCPI factors to non-monetary assets such as inventories and fixed assets, and their effect on the income statement when the assets are consumed or depreciated.

q) Comprehensive Income:
Comprehensive income is comprised of the net income and other comprehensive income items such as the translation adjustment and the result of holding non-monetary assets and is presented in the consolidated statement of changes in stockholders' equity.

Note 5 / Accounts Receivable

	2002	2001
Trade	Ps. [illegible]	Ps. 2,502
Allowance for doubtful accounts	[illegible]	(226)
Notes receivable	[illegible]	355
The Coca-Cola Company	[illegible]	140
Travel advances to employees	[illegible]	22
Insurance claims	[illegible]	27
Rent of warehouses	[illegible]	11
Loans to employees	[illegible]	13
Other	[illegible]	548
	Ps. [illegible]	Ps. 3,392

The changes in the allowance for doubtful accounts are as follows:

	2002	2001
Balance at the beginning of the year	Ps. [illegible]	Ps. 232
Provision for the year	[illegible]	122
Write-offs	[illegible]	(119)
Restatement of the balance at the beginning of the year	[illegible]	(9)
Balance at the end of the year	Ps. [illegible]	Ps. 226

Note 6 / Inventories

	2002	2001
Finished products	Ps. [illegible]	Ps. 1,423
Raw materials	[illegible]	1,392
Bottles and cases of FEMSA Cerveza	[illegible]	1,039
Spare parts	[illegible]	318
Advances to suppliers	[illegible]	135
Work in process	[illegible]	124
Advertising and promotional materials	[illegible]	13
Allowance for obsolescence	[illegible]	(31)
	Ps. [illegible]	Ps. 4,413

Note 7 / Prepaid Expenses

	2002		2001
Advertising	Ps. [illegible]	Ps.	499
Leasing	[illegible]		28
Other	[illegible]		27
	Ps. [illegible]	Ps.	554

The advertising and promotional expenses recorded in the income statement for the years ended December 31, 2002, 2001 and 2000 are as follows:

	2002		2001		2000
Advertising	Ps. [illegible]	Ps.	801	Ps.	945
Promotional expenses	[illegible]		105		115

Note 8 / Investments in Shares

Company	Ownership	2002		2001
FEMSA Cerveza:				
Labatt-USA LLC ("Labatt")	30.00%	Ps. [illegible]	Ps.	117
Associated companies of FEMSA Cerveza	Various	[illegible]		52
Río Blanco Trust (waste water treatment plant)	33.71%	[illegible]		68
Other associates		[illegible]		20
Coca-Cola FEMSA:				
Industria Envasadora de Querétaro, S.A. de C.V. ("IEQSA")	19.60%	[illegible]		62
Coca-Cola FEMSA Buenos Aires:				
Complejo Industrial Can S.A. ("CICAN")	48.10%	[illegible]		64
Other associates	Various	[illegible]		54
		Ps. [illegible]	Ps.	437

On May 31, 2000, FEMSA Empaques' sale of Corrugados de Tehuacán, S.A. de C.V. to Willamette Industries, Inc. was completed. The sales price was $71, and the net proceeds were used to pay debt. The gain on the sale was $5, net of fee payments, and is included in other income (expenses), net.

Note 9 / Property, Plant and Equipment

	2002	2001
Land	Ps. [illegible]	Ps. 3,433
Buildings, machinery and equipment	[illegible]	40,256
Accumulated depreciation	[illegible]	(17,073)
Construction in progress	[illegible]	1,307
Bottles and cases of Coca-Cola FEMSA	[illegible]	212
Assets stated at realizable value	[illegible]	714
	Ps. [illegible]	Ps. 28,849

Notes to the Consolidated Financial Statements

The Company has identified fixed assets consisting mainly of land, buildings and equipment for disposal, in accordance with an approved program for the disposal of certain investments. Such assets are not in use and have been valued at their estimated realizable value, according to independent appraisals. Such assets are allocated as follows:

		2002		2001
FEMSA Cerveza	Ps.	[illegible]	Ps.	303
Coca-Cola FEMSA		[illegible]		26
FEMSA Empaques		[illegible]		33
FEMSA		[illegible]		352
	Ps.	[illegible]	Ps.	714

Those fixed assets recorded at their estimated realizable value are considered monetary assets on which a loss on monetary position is computed and recorded in the results of operations.

Note 10 / Other Assets

		2002		2001
Agreements with customers of FEMSA Cerveza and Coca-Cola FEMSA	Ps.	[illegible]	Ps.	2,199
Leasehold improvements		[illegible]		1,162
Long-term accounts receivable		[illegible]		415
Recoverable taxes (Note 22 a)		[illegible]		410
Additional labor liabilities (Note 14)		[illegible]		105
Deferred acquisition costs of Panamco		[illegible]		–
Cost of systems implementation		[illegible]		30
Start-up expenses		[illegible]		61
Prepaid advertising		[illegible]		61
Yankee bond issuance costs		[illegible]		30
Bonus program (Note 15)		[illegible]		19
Other		[illegible]		117
	Ps.	[illegible]	Ps.	4,609

Note 11 / Goodwill and Other Intangible Assets

		2002		2001
Coca-Cola FEMSA:				
Coca-Cola FEMSA Buenos Aires	Ps.	[illegible]	Ps.	1,112
Tapachula territory		[illegible]		139
FEMSA:				
Minority interest acquisition		[illegible]		254
Mundet trademark		[illegible]		145
Accumulated amortization		[illegible]		(400)
Impairment of the goodwill generated by Coca-Cola FEMSA Buenos Aires		[illegible]		–
	Ps.	[illegible]	Ps.	1,250

Note [illegible] / Balances and Transactions with Related Parties and Affiliated Companies

The consolidated balance sheet and income statement include the following balances and transactions with related parties and affiliated companies:

Balance Sheet		2002		2001
Assets (accounts receivable)	Ps.	[illegible]	Ps.	673
Liabilities (suppliers and other liabilities)		[illegible]		162
Long-term debt with BBVA Bancomer, S.A. (Note 16) (1)		[illegible]		776

Transactions		2002		2001		2000
Income:						
Sales to and other revenues from affiliated Companies of FEMSA Cerveza	Ps.	[illegible]	Ps.	1,059	Ps.	1,077
Sales of cans to IEQSA		[illegible]		393		452
Interest income (1)		[illegible]		101		100
Expenses:						
Purchase of concentrate from The Coca-Cola Company		[illegible]		2,643		2,603
Purchases from Grupo Industrial BIMBO, S.A. de C.V. (1)		[illegible]		383		325
Purchase of canned products from IEQSA and CICAN		[illegible]		552		355
Insurance premiums (1)		[illegible]		83		11
Services paid to Labatt		[illegible]		122		118
Interest expense (1)		[illegible]		24		7
Other		[illegible]		23		29

(1) There are common members of the Board of Directors

Note [illegible] / Balances and Transactions in Foreign Currency

Assets, liabilities and transactions denominated in a foreign currency, other than the functional currency of the reporting unit, translated into US dollars are as follows:

Balances		Applicable Exchange Rate (1)		Short-Term		Long-Term		Total
December 31, 2002:	Assets	[illegible]	$	[illegible]	$	[illegible]	$	[illegible]
	Liabilities			[illegible]		[illegible]		[illegible]
December 31, 2001:	Assets	9.180	$	293	$	17	$	310
	Liabilities			269		647		916

(1) Mexican pesos per one US dollar

Transactions		2002		2001		2000
Revenues	$	[illegible]	$	204	$	192
Expenses:						
Purchases of raw materials		[illegible]		201		219
Technical assistance fees		[illegible]		44		21
Interest and other		[illegible]		177		204
	$	[illegible]	$	422	$	444

As of January 29, 2003, the issue date of these consolidated financial statements, the exchange rate was 10.986 Mexican pesos per one US dollar, and the foreign currency position was similar to that December 31, 2002.

Notes to the Consolidated Financial Statements

Note [illegible] / Labor Liabilities

The actuarial calculations for the Mexican subsidiaries' pension and retirement plans, seniority premiums and postretirement medical service liabilities and the cost for the year were determined using the following long-term assumptions:

	Real Rates
Annual discount rate	6.0%
Salary increase	2.0%
Return on assets	6.0%

In June 2001, the Company decreased the projected service obligation derived from a change in the actuarial calculations based on a confirmation received from the Mexican Social Security Institute ("IMSS") regarding the interpretation of Article 28 of the Social Security Law in effect in July 1997, in which the IMSS increased the pensions to those insured for disability, old age, and discharge due to aging.

The balances of the liabilities and the trust assets as well as the expenses for the year are as follows:

	[illegible]	2001
Pension and retirement plans:		
Vested benefit obligation	[illegible]	Ps. 1,084
Non-vested benefit obligation	[illegible]	943
Accumulated benefit obligation	[illegible]	2,027
Excess of projected benefit obligation over accumulated benefit obligation	[illegible]	200
Projected benefit obligation	[illegible]	2,227
Pension plan funds at fair value	[illegible]	(1,559)
Unfunded projected benefit obligation	[illegible]	668
Unrecognized net transition obligation services	[illegible]	(369)
Unrecognized actuarial net gain	[illegible]	228
	[illegible]	527
Additional labor liability	[illegible]	87
Total	[illegible]	Ps. 614
Seniority premiums:		
Vested benefit obligation	[illegible]	Ps. 59
Non-vested benefit obligation	[illegible]	44
Accumulated benefit obligation	[illegible]	103
Excess of projected benefit obligation over accumulated benefit obligation	[illegible]	8
Projected benefit obligation	[illegible]	111
Recognized net transition obligation services	[illegible]	(14)
	[illegible]	97
Additional labor liability	[illegible]	18
Total	[illegible]	Ps. 115
Postretirement medical services:		
Vested benefit obligation	[illegible]	Ps. 159
Non-vested benefit obligation	[illegible]	177
Accumulated benefit obligation	[illegible]	336
Medical services funds at fair value	[illegible]	(26)
Unfunded status	[illegible]	310
Unrecognized net transition obligation	[illegible]	(66)
Unrecognized actuarial net loss	[illegible]	(173)
Total	[illegible]	Ps. 71
Total Labor Liabilities	[illegible]	Ps. 800

Expense for the year	[illegible]	2001	2000
Pension plan	[illegible]	Ps. 100	Ps. 138
Seniority premiums	[illegible]	20	18
Postretirement medical services	[illegible]	40	14
	[illegible]	Ps. 160	Ps. 170

The accumulated actuarial gains and losses were generated by the differences in the assumptions used for the actuarial calculations at the beginning of the year versus the real behavior of those variables at the end of the year.

At December 31, 2002 and 2001 the projected benefit obligation in some subsidiaries was less than the accumulated benefit obligation reduced by the amount of the plan assets at fair value, resulting in an additional liability, which is recorded as an intangible asset included in other assets (see Note 10).

The trust assets consist of fixed income and variable funds, valued at market. The contribution to the pension plan and postretirement medical services funds by certain subsidiaries amounted to Ps. 65 and Ps. 52 at December 31, 2002 and 2001, respectively.

The integral result of financing includes the interest cost related to labor liabilities, net of the return on plan assets. This amounted to Ps. 60, Ps. 48 and Ps. 48 for the years ended December 31, 2002, 2001 and 2000, respectively.

Note 15 / Bonus Program

Certain subsidiaries of the Company have implemented a bonus program for the benefit of certain executive officers of such subsidiaries. Under the terms of this program approved in April 1997, the executive officers were to be entitled on the fifth anniversary of the program to a cash payment of a special bonus based on the officer's salary and the amount of the increase in real terms in the market value of FEMSA shares during the preceding five years, provided that no payments would be made unless the market value of FEMSA shares has at least doubled in real terms by such fifth anniversary. In March 2002, the Company amended certain terms of the program and extended the program by one year. As a result, the program will not expire until March 2003.

For the executives of Coca-Cola FEMSA, the bonus program is based in equally on the market value of FEMSA shares and on the market value of Coca-Cola FEMSA shares.

The Company hedged its potential obligation under the bonus program by investing in cash-settled options, and such purchased options were deposited in a trust. The cost of the purchased options has been recorded in other assets and was amortized over the original five-year term of the options. As of December 31, 2002, the amount has been completely amortized, and as of December 31, 2001 the unamortized cost amounted to Ps. 19 (see Note 10). A portion of the options expired in October 2002 and were exercised, recognizing a gain of Ps. 1, in the results of the year. The remaining outstanding options expire in September 2003.

The purchased options are "marked to market", and any income derived therefrom is recorded only to the extent that such income exceeds the potential compensation as a function of the special bonuses that would be due based on the stock price at the end of each reporting year. As of the date of these financial statements, no income has been recorded.

Additionally, in 1999 the Company instituted a new compensation plan for certain key executives, which consists of granting them an annual bonus based on each executive's responsibilities within the organization and the executives' performance during the previous year, which is accrued over a period of five years beginning in 1999. The annual bonus is recorded in the results of operations of the year.

For each key executive, on an annual basis, the net after-tax amount will be irrevocably transferred in kind to a trust, which through the instructions of a technical committee can:

- Acquire stock of FEMSA or any of its subsidiaries that are listed on the Mexican stock exchange or certificates of deposit that represent shares listed in the NYSE, and/or
- Acquire purchase options of the stock mentioned above.

The executives will have access to the assigned stock or options in 20% increments in each of the five years following the granting of the bonus.

Notes to the Consolidated Financial Statements

Note 16 / Bank Loans and Notes Payable

Current bank loans and notes payable outstanding at December 31, 2002 and 2001, principally consist of revolving loans denominated in US dollars with a weighted average annual interest rate of 4.8% and 5.0%, respectively.

Long-term bank loans and notes payable of the Company are as follows (denominated in US dollars, unless otherwise indicated):

Bank	Interes Rate [1]	2002	2001
FEMSA Cerveza:			
Banamex, S.A.	8.80% [3]	Ps. [illegible]	Ps. –
Private placement	8.89%	[illegible]	1,844
Scotiabank Inverlat, S.A.	7.63% [3]	[illegible]	846
Bayerische Vereinsbank, AG	2.46%	[illegible]	262
Comerica Bank	4.94%	[illegible]	243
Various	2.81%	[illegible]	29
		[illegible]	3,224
Coca-Cola FEMSA:			
Yankee Bond	8.95% [2]	[illegible]	1,941
Private placement	9.40% [2]	[illegible]	970
Various	9.65%	[illegible]	52
		[illegible]	2,963
FEMSA Empaques:			
BBVA Bancomer, S.A.	2.39%	[illegible]	–
Bayerische Vereinsbank, AG	7.32% [2]	[illegible]	79
Bayerische Vereinsbank, AG	2.62%	[illegible]	31
Landesbank SH Girozentrale, Kill	4.32%	[illegible]	28
Royal Bank of Canada, New York	5.22%	[illegible]	291
Rabobank Nederland, New York	7.41%	[illegible]	11
		[illegible]	440
FEMSA Comercio:			
BBVA Bancomer, S.A.	2.69%	[illegible]	776
FEMSA Logística:			
Citibank, N.A.	4.56%	[illegible]	81
		[illegible]	7,484
Current maturities of long-term debt		[illegible]	(367)
		Ps. [illegible]	Ps. 7,117

(1) Weighted average variable interest rate of the year
(2) Fixed interest rate
(3) Denominated in Mexican pesos

Maturities of long-term bank loans as of December 31, 2002 are as follows:

Current maturities of long-term debt	Ps. 876
2004	3,544
2005	1,362
2006	3,515
2007	1,320
2008	19
2009	43
	Ps. 10,679

Each subholding has bank loans from different financial institutions, with different restrictions and covenants. As of December 31, 2002, the companies were in compliance with all restrictions and covenants established in their loan agreements.

Note 17 / Fair Value of Financial Instruments

a) Long-term Debt:

The fair value of long-term bank loans and syndicated loans is based on the discounted value of contractual cash flows. The discount rate is estimated using rates currently offered for debt of similar amounts and maturities. The fair value of long-term debt is based on quoted market prices.

		2002		2001
Carrying value	Ps.	[illegible]	Ps.	7,117
Fair value		[illegible]		7,492

b) Cash-Settled Options:

The terms of and accounting for the cash-settled options for the purchase of shares of FEMSA are described in Note 15. The fair value is estimated based on quoted market prices to terminate the contracts at the reporting date.

		2002		2001
Notional amount	Ps.	224	Ps.	370
Carrying value		–		19
Fair value		13		16

c) Interest Rate Swaps:

The Company uses interest rate swaps to manage the interest rate risk associated with its borrowings, pursuant to which it pays amounts based on a fixed rate and receives amounts based on a floating rate. Additionally, the Company sold some put options as a complement to the swap agreements, for which a premium was received. The net effect of the year is recorded in the financing expenses and amounted to Ps. 37 in 2002.

The fair value is estimated based on quoted market prices to terminate the contracts at the reporting date.

At December 31, 2002, the Company has the following outstanding agreements:

Maturity Date		Notional Amount		Fair Value
September 2004	Ps.	261	Ps.	(10)
July 2006		628		(59)
August 2006		837		(54)
December 2007		500		–

d) Forward Agreements to Purchase Euros:

At December 31, 2002, the Company has two forward agreements for the purchase of euros in a notional amount of $7, for the purpose of hedging the exchange risk between the dollar and the euro for the purchase of equipment. The fair value is estimated based on quoted market exchange rate to terminate the contracts at the reporting date, which as of December 31,2002, represents a gain of Ps. 4.

e) Commodity Price Contracts:

On January 1, 2001, the Company entered into agreements with Petróleos Mexicanos ("PEMEX"), maturing December 2003, which establish the right to purchase natural gas at a fixed price for three years. However, as a result of the decrease in international natural gas prices, the Company entered into a swap agreement maturing November 2003.

Additionally, during 2002 the Company has entered into various derivative contracts maturing in 2003 and 2004 to hedge the cost of aluminum.

The result of the commodity price contracts was a gain of Ps. 17 in 2002, which is recorded in the results of operations of the year. The fair value is estimated based on quoted market prices to terminate the contracts at the reporting date.

The outstanding contracts and their terms are as follows:

Maturity Date	Contract Type	Notional Amount	Fair Value
2003	Put Options	Ps. 76	Ps. (3)
	Seagulls	180	(7)
	Swaps	424	(8)
	Collar	151	(11)
2004	Swaptions	360	(25)
	Swaps	154	(3)

Note 18 / Minority Interest in Consolidated Subsidiaries

	[illegible]	2001
FEMSA Cerveza	[illegible]	Ps. 4,922
Coca-Cola FEMSA	[illegible]	3,833
Logística-CCM	[illegible]	77
	[illegible]	Ps. 8,832

Note 19 / Stockholders' Equity

As of December 31, 2002, the capital stock of FEMSA was comprised of 5,297,310,450 common shares, without par value and with no foreign ownership restrictions. Fixed capital amounts to Ps. 300 (nominal value) and the variable capital may not exceed 10 times the minimum fixed capital stock.

The characteristics of the common shares are as follows:

- Series "B" shares, with unlimited voting rights, which at all times must represent a minimum of 51% of total capital stock.
- Series "L" shares, with limited voting rights, which may represent up to 25% of total capital stock.
- Series "D" shares, with limited voting rights, which individually or jointly with series "L" shares may represent up to 49% of total capital stock.

The Series "D" shares are comprised as follows:

- Subseries "D-L" shares may represent up to 25% of the series "D" shares.
- Subseries "D-B" shares may comprise the remainder of outstanding series "D" shares.
- The non-cumulative premium dividend to be paid to series "D" stockholders will be 125% of any dividend paid to series "B" stockholders.

The Series "B" and "D" shares are linked together in related units as follows:

- "B units" each of which represents five series "B" shares and which is traded on the BMV.
- "BD units" each of which represents one series "B" share, two subseries "D-B" shares and two subseries "D-L" shares, and which is traded both on the BMV and the NYSE.
- The related units will cease to be linked together on May 2008, after a period of 10 years from the date of the first issue. Subseries "D-B" shares will be converted into series "B" shares, and subseries "D-L" shares will be converted into series "L" shares.

As of December 31, 2002, FEMSA's capital stock is comprised as follows:

	"B" Units	"BD" Units	Total
Units	419,569,500	639,892,590	1,059,462,090
Shares:			
Series "B"	2,097,847,500	639,892,590	2,737,740,090
Series "D"	–	2,559,570,360	2,559,570,360
Subseries "D-B"	–	1,279,785,180	1,279,785,180
Subseries "D-L"	–	1,279,785,180	1,279,785,180
Total Shares	2,097,847,500	3,199,462,950	5,297,310,450

The restatement of stockholders' equity for inflation is allocated to each of the various stockholders' equity accounts, as follows:

	Historical Cost	Restatement	Restated Value
Capital stock	Ps. 2,649	Ps. 1,432	Ps. 4,081
Additional paid-in capital	5,909	4,043	9,952
Retained earnings from prior years	11,797	633	12,430
Net income for the year	2,760	77	2,837

At an ordinary stockholder meeting held on March 13, 2002, the stockholders approved a dividend of 0.1120 pesos (nominal value) per series "B" share and 0.1400 pesos (nominal value) per series "D" share, which was paid in May 2002.

The net income of each Mexican subsidiary is subject to the legal requirement that 5% thereof be transferred to a legal reserve until such reserve equals 20% of capital stock. This reserve may not be distributed to stockholders during the existence of the subsidiary, except as stock dividends. As of December 31, 2002, this reserve for FEMSA amounted to Ps. 326.

Retained earnings and other reserves distributed as dividends, as well as the effects derived from capital reductions, are subject to income tax at the rate in effect, except for the restated stockholder contributions and distributions made from consolidated taxable income, denominated "Cuenta de Utilidad Fiscal Neta Consolidada" ("CUFIN"). From 1999 to 2001, the deferral of a portion (3% in 1999 and 5% in 2000 and 2001) of the income tax was allowed, until the distribution of such earnings as dividends. For this purpose a "Cuenta de Utilidad Fiscal Neta Consolidada Reinvertida" ("CUFINRE") was created, which like CUFIN represents previously taxed earnings. Beginning in 2002, the right to defer payment of this income tax was eliminated.

Dividends paid in excess of CUFIN and CUFINRE will be subject to income taxes at a grossed-up rate based on the current statutory rate. Beginning in 2003, this tax may be credited against the income tax of the year in which the dividends are paid and in the following two years against the income tax and estimated tax payments.

As of December 31, 2002, the balances of CUFIN and CUFINRE amounted to Ps. 9,512 and Ps. 2,985, respectively, and the deferred tax payments were Ps. 222.

At an ordinary stockholder meeting held on March 13, 2002, the stockholders approved a maximum of Ps. 3,000 for a stock repurchase program.

The Company implemented the stock repurchase program beginning in October 2000. The nominal value of the repurchased shares was recorded as a reduction of common stock, and the remainder was applied against the reserve for the acquisition of Company stock within retained earnings. The shares purchased were retired.

	Millions of Shares	Capital Stock	Retained Earnings	Total
As of December 31, 2000	33.7	Ps. 19	Ps. 237	Ps. 256
From January 4, 2001 to January 16, 2001	10.3	5	63	68
Total	44.0	Ps. 24	Ps. 300	Ps. 324

At an ordinary stockholder meeting of FEMSA Cerveza held on March 5, 2002, the stockholders approved a dividend of Ps. 481, which was paid in May 2002. The corresponding payment to the minority interest of Ps. 144 is presented as a reduction of minority interest in the statement of changes in stockholders' equity.

At an ordinary stockholder meeting of Logística-CCM held on March 5, 2002, the stockholders approved a dividend of Ps. 52, which was paid in May 2002. The corresponding payment to the minority interest of Ps. 15 is presented as a reduction of minority interest in the statement of changes in stockholders' equity.

At an ordinary stockholder meeting of Coca-Cola FEMSA held on March 12, 2002, the stockholders approved a dividend of Ps. 585, which was paid in May 2002. The corresponding payment to the minority interest of Ps. 287 is presented as a reduction of minority interest in the statement of changes in stockholders' equity.

Note 20 / Net Majority Income per Share

This represents the net majority income corresponding to each share of the Company's capital stock, computed on the basis of the weighted average number of shares outstanding during the year. Additionally, the net income distribution according to the dividend rights of each share series is presented.

The following presents the computed weighted average number of shares and the distribution of income per share series:

	Millions of Shares			
	Series "B"		Series "D"	
	Number	Weighted Average	Number	Weighted Average
At December 31, 2000	2,739.80	2,745.80	2,567.80	2,591.80
From January 1 to December 31, 2001	2,739.80	2,739.80	2,567.80	2,567.80
Repurchases of the Company's shares between January 4 and January 16, 2001	(2.1)	(2.0)	(8.2)	(8.0)
At December 31, 2001	2,737.70	2,737.80	2,559.60	2,559.80
At December 31, 2002	[illegible]	[illegible]	[illegible]	[illegible]
Dividend rights	1.00		1.25	
Allocation of earnings:				
2000	45.85 %		54.15 %	
2001 and 2002	46.11 %		53.89 %	

Note 21 / Tax System

a) Income Tax:

Mexican income tax is computed on taxable income, which differs from accounting income principally due to the difference between purchases and cost of sales, the treatment of the integral result of financing, the cost of labor liabilities and depreciation. Taxable income is increased or reduced by the effects of inflation on certain monetary assets and liabilities through the tax inflationary component, which is similar to the gain or loss on monetary position.

The statutory income tax rate from 2000 through 2002 is 35%. Beginning 2003, the rate will be reduced one percentage point per year through 2005, when the rate will be 32%.

The taxable income of Argentina differs from accounting income principally due to differences in depreciation and provisions. The Argentine statutory income tax rate is 35%.

b) Tax on Assets:

The Mexican tax on assets is computed at an annual rate of 1.8% based on the average of certain assets at tax restated value less certain liabilities. The tax on assets is paid only to the extent that it exceeds the income tax of the year. If in any year a tax on assets payment is required, this amount can be credited against the excess of income taxes over the tax on assets in each of the preceding three years. Additionally, this payment may be restated and credited against the excess of income taxes over asset taxes for the following 10 years.

The tax laws in Argentina established a Tax on Minimum Presumptive Income ("TMPI"), which, similar to the Mexican tax on assets, is paid only to the extent that it exceeds the income taxes of the year. Any required payment of TMPI is recoverable to the extent that the income taxes exceed the TMPI of the following four years.

c) Employee Profit Sharing:

Employee profit sharing is computed at the rate of 10% of the individual taxable income of each of the Mexican subsidiaries, except that depreciation of historical rather than restated values is used, foreign exchange gains and losses are not included until the asset is disposed of or the liability is due, and the other effects of inflation are also excluded.

The present tax law in Argentina does not consider any statutory employee profit sharing.

d) Deferred Income Taxes and Employee Profit Sharing:

Beginning 2000, revised Bulletin D-4 requires that deferred tax assets and liabilities be recorded for all temporary differences between the accounting and tax bases of assets and liabilities.

The initial effect of the application of this bulletin generated a deferred tax liability of Ps. 4,528 and a reduction of Ps. 3,280 and Ps. 1,248 in majority and minority stockholders' equity, respectively.

The temporary differences that generated deferred income tax liabilities (assets) are as follows:

Deferred Income Taxes	[illegible]	2001
Allowance for doubtful accounts	[illegible]	Ps. (79)
Inventories	[illegible]	1,446
Prepaid expenses	[illegible]	–
Property, plant and equipment	[illegible]	3,058
Investments in shares	[illegible]	22
Deferred charges	[illegible]	(75)
Pension plan	[illegible]	(186)
Seniority premiums	[illegible]	(34)
Medical services	[illegible]	(25)
Recoverable tax on asset	[illegible]	(80)
Tax loss carryforwards	[illegible]	(80)
Other reserves	[illegible]	(24)
	[illegible]	Ps. 3,943

As mentioned in clause a) above, the statutory rate will be reduced from 35% to 32%, resulting in a reduction of the balance of deferred taxes as of December 31, 2002 and 2001, based on the expected dates of reversal of the temporary differences.

The changes in the balance of the deferred income taxes for the year are as follows:

	[illegible]	2001
Balance at beginning of the year	[illegible]	Ps. 4,263
Gain on monetary position	[illegible]	12
Provision for the year	[illegible]	140
Change in the statutory income tax rate	[illegible]	(252)
Result of holding non-monetary assets	[illegible]	(220)
Balance at end of the year	[illegible]	Ps. 3,943

At December 31, 2002, there are temporary differences between the accounting income for the year and the bases for employee profit sharing, therefore the Company considered a provision for deferred employee profit sharing of Ps. 8.

e) Income Tax, Tax on Asset and Employee Profit Sharing Provisions:

	[illegible]	2001	2000
Current income taxes	[illegible]	Ps. 2,736	Ps. 2,075
Tax on assets	[illegible]	29	21
Deferred income taxes	[illegible]	140	166
Change in the statutory income tax rate	[illegible]	(252)	–
	[illegible]	2,653	2,262
Employee profit sharing	[illegible]	292	246
Deferred employee profit sharing	[illegible]	–	–
	[illegible]	Ps. 2,945	Ps. 2,508

f) Tax Loss Carryforwards and Recoverable Tax on Assets:

Tax loss carryforwards and recoverable tax on assets may be applied against taxable income of the 10 years following the year when they are generated, in accordance with the Mexican income tax law.

The expiration dates of such amounts are as follows:

Year	Tax Loss Carryforwards	Recoverable Tax on Assets
2004	Ps. –	Ps. 22
2005	–	5
2006	12	5
2007	22	6
2008	24	8
2009	13	1
2010	37	5
2011	56	10
2012	191	16
	Ps. 355	Ps. 78

g) Reconciliation of Effective Tax Rate:

	2002	2001	2000
Statutory income tax rate	35%	35%	35%
Difference between book and tax inflationary effects	–	–	(1)
Non-deductible expenses	3	2	2
Impairment of the goodwill generated by Coca-Cola FEMSA Buenos Aires	2	–	–
Effect of change in tax rate	(1)	(3)	–
Other	1	(1)	–
Effective income tax rate	40%	33%	36%

Note 22 / Contingencies and Commitments

a) Contingencies:

- During 2002, Coca-Cola FEMSA initiated an appeal related to the IEPS ("Special Tax on Products and Services") applicable to inventories produced with high fructose content at the end of 2001 and early in 2002. The Company expects a favorable decision based on a legal opinion of the Company's tax attorneys.

- Additionally, on April 29, 2002 a subsidiary of FEMSA Cerveza filed a lawsuit against certain affiliates of Labatt to enjoin the integration of the beer brands of Beck's North America in the beer distribution portfolio of Labatt USA. The subsidiary of FEMSA Cerveza obtained a preliminary injunction from the lower court. Labatt's affiliates filed a notice of appeal from the preliminary injunction. As of the issuance date of the financial statement, the appeal procedure is pending.

- The Company has two issues pending resolution with SHCP:

  1. In 1998 and 1999, due to adjustments to consolidated asset taxes derived from increased shareholdings in subsidiaries, the Company determined an asset tax receivable and filed for refund. The tax authorities rejected the refund request, and the Company has appealed that decision.
  2. In 1998, as a result of the restatement of tax losses for inflation due to the increased shareholdings in subsidiaries, the Company determined an income tax receivable and filed for refund, which was also rejected by the tax authorities. The Company has appealed that decision.

  In the opinion of the Company's legal counsel, reasonable bases exist to obtain a favorable resolution of both issues, as a result of which the Company recorded a receivable for refundable taxes in 1999 with a credit to the results of operations. At December 31, 2002, the receivable amounted to Ps. 379 and is presented in other assets.

- The SHCP determined taxes due by FEMSA Cerveza related to exports in 1998 and 1999 to countries considered to be tax heavens. The Company has appealed these tax assessments and filed the corresponding documentation. To date this matter is unresolved, and the Company's legal counsel believes that reasonable bases exsist to obtain a favorable resolution.

b) Commitments:

As of December 31, 2002, the Company has minimum operating lease commitments as follows:

- In dollars, for the leasing of production machinery and equipment, distribution equipment and computing equipment.
- In pesos, for the leasing of land for the operations of FEMSA Comercio.

The contracts expire as follows:

2003	$	26	Ps.	236
2004		22		213
2005		16		200
2006		8		187
2007		4		173
2008		–		159
2009		–		151
2010 to 2020		–		817

Note [illegible] / Information by Segment

Relevant information concerning the major subsidiaries of FEMSA, which represent different segments, is as follows:

Total Revenues [1]	2002	2001	2000
FEMSA Cerveza	[illegible]	Ps. 20,703	Ps. 19,841
Coca-Cola FEMSA México	[illegible]	15,181	14,478
Coca-Cola FEMSA Buenos Aires	[illegible]	1,549	1,557
FESMSA Empaques	[illegible]	6,577	6,929
FEMSA Comercio	[illegible]	10,732	8,957
FEMSA Logística and Logística-CCM	[illegible]	1,540	1,549
Other	[illegible]	1,486	1,149
Consolidation adjustments	[illegible]	(7,671)	(6,591)
	[illegible]	Ps. 50,097	Ps. 47,869

Income from Operations	2002	2001	2000
FEMSA Cerveza [2]	[illegible]	Ps. 3,326	Ps. 3,141
Coca-Cola FEMSA México	[illegible]	3,829	3,053
Coca-Cola FEMSA Buenos Aires [3]	[illegible]	44	27
FESMSA Empaques	[illegible]	856	1,009
FEMSA Comercio	[illegible]	297	304
FEMSA Logística and Logística-CCM	[illegible]	99	114
Other	[illegible]	716	279
Consolidation adjustments	[illegible]	(634)	(264)
	[illegible]	Ps. 8,533	Ps. 7,663

(1) Sales and transfers between geographic areas are not significant.
(2) Includes equity method of affiliated companies of Ps. 84, Ps. 33 and Ps. 37, respectively.
(3) Includes the amortization of goodwill for Coca-Cola FEMSA Buenos Aires of Ps. 37, Ps. 101 and Ps. 108, respectively.

Notes to the Consolidated Financial Statements

Depreciation	2002	2001	2000
FEMSA Cerveza	Ps. [illegible]	Ps. 991	Ps. 966
Coca-Cola FEMSA México [1]	[illegible]	818	941
Coca-Cola FEMSA Buenos Aires [1]	[illegible]	106	114
FESMSA Empaques	[illegible]	246	252
FEMSA Comercio	[illegible]	81	84
FEMSA Logística and Logística-CCM	[illegible]	36	48
Other	[illegible]	12	10
	Ps. [illegible]	Ps. 2,290	Ps. 2,415

Amortization and Other Non-Cash Charges [2]	2002	2001	2000
FEMSA Cerveza	Ps. [illegible]	Ps. 1,072	Ps. 1,041
Coca-Cola FEMSA México	[illegible]	59	83
Coca-Cola FEMSA Buenos Aires	[illegible]	83	90
FESMSA Empaques	[illegible]	163	90
FEMSA Comercio	[illegible]	133	138
FEMSA Logística and Logística-CCM	[illegible]	(15)	(18)
Other	[illegible]	(64)	70
	Ps. [illegible]	Ps. 1,431	Ps. 1,494

Impairment of Long-Lived Assets	2002	2001	2000
FEMSA Cerveza	Ps. [illegible]	Ps. 140	Ps. –
Coca-Cola FEMSA	[illegible]	–	–
	Ps. [illegible]	Ps. 140	Ps. –

Interest Expense	2002	2001	2000
FEMSA Cerveza	Ps. [illegible]	Ps. 311	Ps. 342
Coca-Cola FEMSA México	[illegible]	328	364
Coca-Cola FEMSA Buenos Aires	[illegible]	2	3
FESMSA Empaques	[illegible]	437	782
FEMSA Comercio	[illegible]	100	96
FEMSA Logística and Logística-CCM	[illegible]	10	30
Other	[illegible]	402	374
Consolidation adjustments	[illegible]	(642)	(831)
	Ps. [illegible]	Ps. 948	Ps. 1,160

Interest Income	2002	2001	2000
FEMSA Cerveza	Ps. [illegible]	Ps. 77	Ps. 143
Coca-Cola FEMSA México	[illegible]	273	131
Coca-Cola FEMSA Buenos Aires	[illegible]	–	6
FESMSA Empaques	[illegible]	53	78
FEMSA Comercio	[illegible]	24	24
FEMSA Logística and Logística-CCM	[illegible]	12	20
Other	[illegible]	687	898
Consolidation adjustments	[illegible]	(650)	(859)
	Ps. [illegible]	Ps. 476	Ps. 441

(1) Includes breakage of bottles
(2) Excludes the non-cash charges relative to current assets and liabilities

Income Tax and Tax on Assets	[illegible]	2001	2000
FEMSA Cerveza	[illegible]	Ps. 883	Ps. 1,012
Coca-Cola FEMSA México	[illegible]	1,300	870
Coca-Cola FEMSA Buenos Aires	[illegible]	31	31
FESMSA Empaques	[illegible]	233	95
FEMSA Comercio	[illegible]	125	119
FEMSA Logística and Logística-CCM	[illegible]	26	24
Other	[illegible]	55	111
	[illegible]	Ps. 2,653	Ps. 2,262

Capital Expenditures (1)	[illegible]	2001	2000
FEMSA Cerveza	[illegible]	Ps. 3,533	Ps. 3,024
Coca-Cola FEMSA México	[illegible]	930	879
Coca-Cola FEMSA Buenos Aires	[illegible]	26	46
FESMSA Empaques	[illegible]	91	161
FEMSA Comercio	[illegible]	615	542
FEMSA Logística and Logística-CCM	[illegible]	117	(88)
Other	[illegible]	2	7
	[illegible]	Ps. 5,314	Ps. 4,571

Long-term Assets	[illegible]	2001
FEMSA Cerveza	[illegible]	Ps. 18,876
Coca-Cola FEMSA México	[illegible]	7,073
Coca-Cola FEMSA Buenos Aires	[illegible]	1,116
FESMSA Empaques	[illegible]	3,960
FEMSA Comercio	[illegible]	2,409
FEMSA Logística and Logística-CCM	[illegible]	534
Other	[illegible]	5,642
Consolidation adjustments	[illegible]	(4,465)
	[illegible]	Ps. 35,145

Total Assets	[illegible]	2001
FEMSA Cerveza	[illegible]	Ps. 24,645
Coca-Cola FEMSA México	[illegible]	12,896
Coca-Cola FEMSA Buenos Aires	[illegible]	1,364
FESMSA Empaques	[illegible]	6,317
FEMSA Comercio	[illegible]	3,851
FEMSA Logística and Logística-CCM	[illegible]	760
Other	[illegible]	8,283
Consolidation adjustments	[illegible]	(6,980)
	[illegible]	Ps. 51,136
Recoverable taxes	[illegible]	–
	[illegible]	Ps. 51,136

(1) Includes investments in property, plant and equipment and deferred charges

Total Liabilities	[illegible]	2001
FEMSA Cerveza	[illegible]	Ps. 5,462
Coca-Cola FEMSA México	[illegible]	4,979
Coca-Cola FEMSA Buenos Aires	[illegible]	352
FESMSA Empaques	[illegible]	4,657
FEMSA Comercio	[illegible]	2,815
FEMSA Logística y Logística CCM	[illegible]	241
Other	[illegible]	4,479
Consolidation adjustments	[illegible]	(6,065)
	[illegible]	Ps. 16,920
Deferred income tax liability	[illegible]	3,943
Accrued income taxes	[illegible]	268
	[illegible]	Ps. 21,131

Note 24 / Differences Between Mexican GAAP and US GAAP

The consolidated financial statements of the Company are prepared in accordance with Mexican GAAP, which differs in certain significant respects from US GAAP. A reconciliation of the reported majority net income, majority stockholders' equity and majority comprehensive income to US GAAP is presented in Note 25. It should be noted that this reconciliation to US GAAP does not include the reversal of the restatement of the financial statements as required by Bulletin B-10, "Reconocimiento de los Efectos de Inflación en la Información Financiera" (Recognition of the Effects of Inflation in the Financial Information), of Mexican GAAP.

The application of this bulletin represents a comprehensive measure of the effects of price-level changes in the Mexican economy and, as such, is considered a more meaningful presentation than historical cost-based financial reporting in Mexican pesos for both Mexican and US accounting purposes.

The principal differences between Mexican GAAP and US GAAP included in the reconciliation that affect the consolidated financial statements of the Company are described below:

a) Restatement of Prior Year Financial Statements:

As explained in Note 4 a), in accordance with Mexican GAAP, the financial statements for Mexican subsidiaries for prior years was restated using NCPI factors, and for foreign subsidiaries and affiliated companies for prior years was restated using the inflation rate of the country in which the foreign subsidiary or affiliated company is located, then translated to Mexican pesos at the year-end exchange rate.

Under US GAAP, the restatement of prior year financial statements is not required. However, the Company applies the regulations of the Securities and Exchange Commission of the United States of America ("SEC"), which require that prior year financial statements be restated in constant units of the reporting currency, in this case the Mexican peso, which requires the restatement of such prior year amounts using NCPI factors.

Additionally, all other US GAAP adjustments for prior years have been restated based upon the SEC methodology.

b) Classification Differences:

Certain items require a different classification in the balance sheet or income statement under US GAAP. These include:

- As explained in Note 4 c), under Mexican GAAP advances to suppliers are recorded as inventories. Under US GAAP advances to suppliers are classified as prepaid expenses.
- The impairment of goodwill and other long-lived assets, the gain or loss on the disposition of fixed assets, all severance indemnities, and employee profit sharing must be included in operating expenses under US GAAP.

c) Deferred Promotional Expenses:

As explained in Note 4 d), for Mexican GAAP purposes, the promotional costs related to the launching of new products or presentations are recorded as prepaid expenses. For US GAAP purposes, such promotional costs are expensed as incurred.

d) Start-up Expenses:

As explained in Note 4 h), under Mexican GAAP, start-up expenses are capitalized and are amortized at the start of operations using the straight-line method. Under US GAAP, these expenses must be recorded in the income statement as incurred.

e) Goodwill and Other Intangible Assets:

As mentioned in Note 4 i), under Mexican GAAP, goodwill must be amortized over a period of no more than 20 years. Under US GAAP, in accordance with the Statement of Financial Accounting Standards ("SFAS") No. 142 "Goodwill and Other Intangible Assets" effective in January 1, 2002, goodwill is no longer subject to amortization, but rather it is subject to periodic assessment for impairment by applying a fair-value-based test.

In accordance with SFAS No. 142, the Company discontinued the amortization of goodwill effective January 1, 2002. The financial statement impact was to reduce amortization expense and increase net income under US GAAP by Ps. 442 (Ps. 0.074 per Series "B" share and Ps. 0.093 per Series "D" share) for the year ended December 31, 2002. A reconciliation of previously reported net income and income per share under US GAAP to the amounts adjusted to exclude goodwill amortization is as follows:

	Reported	Goodwill Amortization	Adjusted
2002:			
Net income for the year	Ps. [illegible]	Ps. ..	Ps. [illegible]
Net income per Series "B" shares	[illegible]	..	[illegible]
Net income per Series "D" shares	[illegible]	..	[illegible]
2001:			
Net income for the year	Ps. 3,178	Ps. 448	Ps. 3,626
Net income per Series "B" shares	0.535	0.075	0.610
Net income per Series "D" shares	0.669	0.094	0.763
2000:			
Net income for the year	Ps. 2,571	Ps. 453	Ps. 3,024
Net income per Series "B" shares	0.429	0.076	0.505
Net income per Series "D" shares	0.537	0.095	0.632

As a result of the adoption of this standard, the Company performed an impairment test as of January 1, 2002 and found no impairment. Subsequent impairment tests will be performed annually by the Company, unless an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount, in which case an impairment test would be performed between annual test. As mentioned in Note 3, due to significant adverse changes in the Argentine economy during 2002, on July 1, 2002 the Company recognized an impairment of the goodwill generated by the acquisition of Coca-Cola FEMSA Buenos Aires.

f) Restatement of Imported Equipment:

As explained in Note 4 g), under Mexican GAAP, imported machinery and equipment have been restated by applying the inflation rate of the country of origin, then translated at the year-end exchange rate of the Mexican peso.

Under US GAAP, the restatement of machinery and equipment is not required. However, the Company applies the SEC regulations which require that all machinery and equipment, both domestic and imported, be restated using NCPI factors.

g) Capitalization of the Integral Result of Financing:

Under Mexican GAAP, the capitalization of the integral result of financing (interest, foreign exchange and monetary position) generated by loan agreements obtained to finance investment projects is optional. The Company does not capitalize the integral result of financing.

In accordance with US GAAP, if interest is incurred during the construction of qualifying assets, capitalization is required as part of the cost of such assets. Accordingly, a reconciling item for the capitalization of a portion of the integral result of financing is included in the US GAAP reconciliation of the majority net income and majority stockholders' equity. If the borrowings are denominated in US dollars, the weighted-average interest rate on all such outstanding debt is applied to the balance of construction-in-progress to determine the amount to be capitalized. If the borrowings are denominated in Mexican pesos, the amount of capitalizable interest determined as noted above is reduced by the gain on monetary position associated with the debt.

h) Financial Instruments:

In accordance with Mexican GAAP, as mentioned in Note 4 o), beginning in January 2001 Bulletin C-2 became effective.

Notes to the Consolidated Financial Statements

Under US GAAP, SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", also became effective in 2001. SFAS No. 133, was amended, establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133 requires that changes in the fair value of the derivative instrument be recognized in:

- The net income of the year; or
- Other comprehensive income, if the instruments represent cash flow hedges that qualify for hedge accounting.

For purposes of SFAS No. 133, the Company elected not to designate its financial instruments as hedges for the derivative instruments and accordingly the entire effect of the valuation of those instruments contracted before January 1, 2001, was recognized in the income statement as a change in accounting principle under US GAAP at January 1, 2001.

Prior to 2001, in accordance with Mexican GAAP, the income statement effect of forward contracts was recorded at the maturity of each contract. In accordance with US GAAP, the income statement effect was determined by the difference between the exchange rate at the date the contract was signed and the forward exchange rate, amortizing such difference on a straight-line basis over the term of the contract.

Under Mexican GAAP, the swap agreements for natural gas and aluminum prices, as well as cash-settled options contracted by the Company (see Note 17), have been designated as hedges and accordingly valued using the same valuation criteria applied to the underlying asset or liability, which are registered in the income statement when the consumption or payment takes place. However, under US GAAP, these agreements must be adjusted to their market value, recognizing the corresponding asset or liability. Since the hedging relationship required by US GAAP has not been adequately documented, a reconciling item has been included in the US GAAP reconciliation to adjust earnings for this difference in valuation method.

i) Deferred Income Taxes and Employee Profit Sharing:
The Company follows SFAS No. 109, "Accounting for Income Taxes", for US GAAP purposes, which differs from Mexican GAAP as follows:

- Under Mexican GAAP, deferred taxes are classified as non-current, while under US GAAP are based on the classification of the related asset or liability.
- Under Mexican GAAP, the effects of inflation on the deferred tax balance generated by monetary items are recognized in the result on monetary position. Under US GAAP, the deferred tax balance is classified as a non-monetary item. As a result, the consolidated income statement differs with respect to the presentation of the gain (loss) on monetary position and deferred income tax provision.
- Under Mexican GAAP, the change in statutory income tax rate (see Note 21 a) approved early in 2002 prior to issuance of the financial statements was considered in the calculation of deferred taxes at December 31, 2001. Under US GAAP, a change in statutory tax rate may not be considered until the enactment date, which was January 1, 2002.
- Under Mexican GAAP, deferred employee profit sharing is calculated considering only those temporary differences that arise during the year and which are expected to turn around within a defined period, while under US GAAP, the same liability method as used for deferred income taxes is applied.
- The differences in the restatement of imported machinery and equipment, the capitalization of financing costs, the pension plan and financial instruments mentioned in Note 24 f), g), h) and j) generate a difference calculating the deferred income tax under US GAAP compared to the one presented under Mexican GAAP (see Note 21 d).

Reconciliation of Deferred Income Taxes	2002	2001
Deferred income taxes under Mexican GAAP	[illegible]	Ps. 3,943
US GAAP adjustments:		
Property, plant and equipment	[illegible]	889
Capitalization of integral result of financing	[illegible]	184
Start-up expenses	[illegible]	(21)
Pension plan	[illegible]	27
Financial instruments	[illegible]	–
Restatement effect	–	32
Total Adjustments	[illegible]	1,111
Deferred income taxes under US GAAP	[illegible]	Ps. 5,054

The total deferred income taxes under US GAAP include the corresponding current portion as of December 31, 2002 and 2001 of Ps. 1,408 and Ps. 1,367, respectively.

The changes in the balance of the deferred income taxes for the year are as follows:

	2002	2001
Balance at beginning of the year	Ps. [illegible]	Ps. 5,194
Provision for the year	[illegible]	(145)
Change in the statutory income tax rate	[illegible]	–
Cumulative translation adjustment	[illegible]	–
Inflation adjustment	[illegible]	5
Balance at end of the year	Ps. [illegible]	Ps. 5,054

Reconciliation of Deferred Employee Profit Sharing	2002	2001
Deferred employee profit sharing under Mexican GAAP	Ps. [illegible]	Ps. –
US GAAP adjustments:		
Current:		
Allowance for doubtful accounts	[illegible]	(23)
Inventories	[illegible]	395
Prepaid expenses	[illegible]	–
Non-current:		
Property, plant and equipment	[illegible]	1,217
Capitalization of interest expense	[illegible]	44
Deferred charges	[illegible]	12
Pension plan	[illegible]	(45)
Seniority premiums	[illegible]	(10)
Medical services	[illegible]	(7)
Foreign exchange effect	–	(1)
Other reserves	[illegible]	5
Total Adjustments	[illegible]	1,587
Deferred employee profit sharing under US GAAP	Ps. [illegible]	Ps. 1,587

The changes in the balance of the deferred employee profit sharing for the year are as follows:

	2002	2001
Balance at beginning of the year	Ps. [illegible]	Ps. 1,595
Provision for the year	[illegible]	(3)
Inflation adjustment	[illegible]	(5)
Balance at end of the year	Ps. [illegible]	Ps. 1,587

j) Pension Plan:

Under Mexican GAAP, the liabilities for employee benefits are determined using actuarial computations in accordance with Bulletin D-3, "Obligaciones Laborales" (Labor Obligations), which is substantially the same as US GAAP SFAS No. 87, "Employers' Accounting for Pensions", except for the initial year of application of both bulletins, which generates a difference in the unamortized prior service costs and in the amortization expense.

Under Mexican GAAP and US GAAP, there is no difference in the liabilities for seniority premiums and postretirement medical benefits.

The Company has prepared a study of pension costs under US GAAP based on actuarial calculations using the same assumptions applied under Mexican GAAP (see Note 14).

The required disclosures under SFAS No. 87 are as follows:

Net Pension Cost		[illegible]		2001		2000
Service cost	[illegible]	[illegible]	Ps.	63	Ps.	86
Interest cost		[illegible]		117		130
Actual return on pension plan funds		[illegible]		(91)		(94)
Net amortization and deferral		[illegible]		36		40
Net pension cost (US GAAP)		[illegible]		125		162
Net pension cost recorded (Mexican GAAP)		[illegible]		100		138
Additional expense that must be recognized under US GAAP	[illegible]	[illegible]	Ps.	25	Ps.	24

Pension Liability		[illegible]		2001
Projected benefit obligation	[illegible]	[illegible]	Ps.	2,232
Pension plan funds at fair value		[illegible]		(1,559)
Unfunded projected benefit obligation		[illegible]		673
Unrecognized net transition obligation		[illegible]		(441)
Unrecognized actuarial gain		[illegible]		217
Total unfunded accrued pension liability under US GAAP		[illegible]		449
Total unfunded accrued pension liability under Mexican GAAP		[illegible]		527
Liability that must be canceled under US GAAP	[illegible]	[illegible]	Ps.	(78)

Change in Projected Benefit Obligation		[illegible]		2001
Obligation at the beginning of the year	[illegible]	[illegible]	Ps.	2,501
Service cost		[illegible]		63
Interest cost		[illegible]		117
Actuarial loss		[illegible]		142
Adjustment in projected benefit (Note 14)		[illegible]		(444)
Benefits paid on pension plan funds		[illegible]		(147)
Obligation at the end of the year	[illegible]	[illegible]	Ps.	2,232

Change in Pension Plan Funds		[illegible]		2001
Balance at the beginning of the year	[illegible]	[illegible]	Ps.	1,512
Actual return on plan assets in real terms		[illegible]		91
Actuarial gain		[illegible]		55
Employer contribution on pension plan funds		[illegible]		48
Benefits paid on pension plan funds		[illegible]		(147)
Balance at the end of the year	[illegible]	[illegible]	Ps.	1,559

k) Minority Interest:

Under Mexican GAAP, the minority interest in consolidated subsidiaries is presented as a separate component within stockholders' equity in the consolidated balance sheet.

Under US GAAP, this item must be excluded from consolidated stockholders' equity in the consolidated balance sheet. Additionally, the minority interest in the net earnings of consolidated subsidiaries is excluded from consolidated net income.

The US GAAP adjustments shown in Note 25 a) and b) are calculated on a consolidated basis. Therefore, the minority interest effect is presented as a separate line item, in order to obtain net income and stockholders' equity.

The minority interest in US GAAP adjustments is as follows:

Income Statement		[illegible]		2001		2000
Restatement of imported machinery and equipment	[illegible]	[illegible]	Ps.	13	Ps.	21
Capitalization of the integral result of financing		[illegible]		–		(12)
Financial instruments		[illegible]		–		41
Deferred income taxes		[illegible]		40		(89)
Deferred employee profit sharing		[illegible]		31		(75)
Goodwill		[illegible]		–		–
Pension plan cost		[illegible]		3		86
Deferred promotional expense		[illegible]		–		–
	[illegible]	[illegible]	Ps.	87	Ps.	(28)

Stockholders' Equity		[illegible]		2001
Restatement of imported machinery and equipment	[illegible]	[illegible]	Ps.	(398)
Capitalization of the integral result of financing		[illegible]		(171)
Financial instruments		[illegible]		–
Deferred income taxes		[illegible]		268
Deferred employee profit sharing		[illegible]		398
Goodwill		[illegible]		–
Accumulated pension plan liability		[illegible]		(7)
Deferred promotional expense		[illegible]		–
	[illegible]	[illegible]	Ps.	90

l) Acquisition of Minority Interest:

In accordance with Mexican GAAP, the Company applied the entity theory to the acquisition of the minority interest by FEMSA in May 1998, through the Exchange Offer. Accordingly, no goodwill was created as a result of such acquisition and the difference between the book value of the shares acquired by FEMSA and the FEMSA shares exchanged was recorded as additional paid-in capital. The direct out-of-pocket costs identified with the purchase of minority interest are treated as an additional purchase cost and included in other expenses.

In accordance with US GAAP, the acquisition of a minority interest must be accounted under the purchase method, using the market value of shares received by FEMSA in the Exchange Offer to determine the cost of the acquisition of such minority interest and the related goodwill. Until December 2001, goodwill was amortized over a period of 40 years, and beginning 2002, in accordance with SFAS No. 142 (see Note 24 e), goodwill is no longer amortizable. Under US GAAP, the direct out-of-pocket costs identified with the purchase of minority interest are treated as additional goodwill.

Additionally, SFAS No. 142 requires the allocation of all goodwill to the related reporting units. The allocation of the goodwill generated by the previously mentioned acquisition of minority interest is as follows:

FEMSA Cerveza	Ps.	7,641
Coca-Cola FEMSA		3,896
FEMSA Empaques		1,879
FEMSA Comercio		890
	Ps.	14,306

m) Comprehensive Income:

In Note 25 c), a reconciliation of majority comprehensive income under Mexican GAAP to US GAAP is presented. The reconciling items include adjustments to net income and other comprehensive income.

n) Statement of Cash Flows:

Under Mexican GAAP, the Company presents a consolidated statement of changes in financial position in accordance with Bulletin B-12, "Estado de Cambios en la Situación Financiera" (Statement of Changes in Financial Position), which identifies the generation and application of resources by the differences between beginning and ending financial statement balances in constant Mexican pesos. Bulletin B-12 also requires that monetary and foreign exchange gains and losses be treated as cash items for the determination of resources generated by operations.

In accordance with US GAAP, the Company follows SFAS No. 95 "Statement of Cash Flows", which is presented excluding the effects of inflation (see Note 24 o).

Notes to the Consolidated Financial Statements

o) Summarized Financial Information under US GAAP:

Balance Sheets	[illegible]	2001
Current assets	[illegible]	Ps. 16,066
Property, plant and equipment	[illegible]	31,083
Other assets	[illegible]	20,376
Total assets	[illegible]	67,525
Current liabilities	[illegible]	10,544
Long-term liabilities	[illegible]	8,181
Other liabilities	[illegible]	4,824
Total liabilities	[illegible]	23,549
Minority interest in consolidated subsidiaries	[illegible]	8,780
Stockholders' equity	[illegible]	35,196
Total liabilities and stockholders' equity	[illegible]	Ps. 67,525

Income Statements	[illegible]	2001	2000
Total revenues	[illegible]	Ps. 52,720	Ps. 50,158
Income from operations	[illegible]	7,452	6,777
Income before income tax and tax on assets	[illegible]	7,449	5,648
Income tax and tax on assets	[illegible]	2,636	1,923
Income before change in accounting principle	[illegible]	4,813	3,725
Change in accounting principle	–	(52)	–
Income before minority interest	[illegible]	4,761	3,725
Minority interest in results of consolidated subsidiaries	[illegible]	1,583	1,154
Net income	[illegible]	3,178	2,571
Cumulative translation adjustment	[illegible]	(442)	364
Cumulative result of holding non-monetary assets	[illegible]	(884)	(764)
Other comprehensive income	[illegible]	(1,326)	(400)
Comprehensive income	[illegible]	Ps. 1,852	Ps. 2,171
Net income per Series "B" share (constant pesos):			
Before change in accounting principle	[illegible]	Ps. 0.544	Ps. 0.429
After change in accounting principle	[illegible]	0.535	0.429
Net income per Series "D" share (constant pesos):			
Before change in accounting principle	[illegible]	Ps. 0.680	Ps. 0.537
After change in accounting principle	[illegible]	0.669	0.537

Cash Flows (1)	[illegible]	2001	2000
Net income	[illegible]	Ps. 4,372	Ps. 3,227
Non-cash items	[illegible]	4,321	3,768
Gross operating cash flows	[illegible]	8,693	6,995
Working capital investment	[illegible]	(107)	448
Recoverable taxes, net	[illegible]	641	(849)
Interest payable	[illegible]	(36)	53
Labor obligations	[illegible]	(87)	(101)
Net cash flows from operating activities	[illegible]	9,104	6,546
Investment in:			
Shares	[illegible]	77	589
Property, plant and equipment	[illegible]	(4,658)	(4,006)
Other assets	[illegible]	71	(222)
Net cash flows used in investing activities	[illegible]	(4,510)	(3,639)
Bank loans	[illegible]	10	(389)
Decrease in capital stock	–	(6)	(17)
Dividends declared and paid	[illegible]	(1,101)	(981)
Other financial transactions	[illegible]	(291)	125
Net cash flows used in financing activities	[illegible]	(1,388)	(1,262)
Effect of exchange rate changes on cash	–	(25)	(221)
Net increase in cash and cash equivalents	[illegible]	3,181	1,424
Cash and cash equivalents at the beginning of the year	[illegible]	4,014	2,590
Cash and cash equivalents at the end of the year	[illegible]	Ps. 7,195	Ps. 4,014
Supplemental cash flow information:			
Interest paid	[illegible]	Ps. 418	Ps. 492
Income tax and tax on assets paid	[illegible]	2,007	2,484

(1) Expressed in millions of historical Mexican pesos

Statements of Changes in Stockholders' Equity	[illegible]	2001
Stockholders' equity at the beginning of the year	[illegible]	Ps. 33,887
Purchase of Company's shares	–	(68)
Dividends declared and paid	[illegible]	(475)
Cumulative translation adjustment	[illegible]	(442)
Result of holding non-monetary assets	[illegible]	(884)
Net income for the year	[illegible]	3,178
Stockholders' equity at the end of the year	[illegible]	Ps. 35,196

Notes to the Consolidated Financial Statements

Note 25 / Reconciliation of Mexican GAAP to US GAAP

a) Reconciliation of Net Income for the Year:

	[illegible]	2001	2000
Net majority income under Mexican GAAP	[illegible]	Ps. 3,393	Ps. 2,748
US GAAP adjustments:			
Restatement of prior year financial statements (Note 24 a)	..	86	48
Deferred promotional expenses (Note 24 c)	[illegible]	–	–
Start-up expenses (Note 24 d)	[illegible]	(17)	(24)
Goodwill (Note 24 e)	[illegible]	–	–
Restatement of imported machinery and equipment (Note 24 f)	[illegible]	(97)	(75)
Capitalization of the integral result of financing (Note 24 g)	[illegible]	(11)	13
Financial instruments (Note 24 h)	[illegible]	84	(84)
Deferred income taxes (Note 24 i)	[illegible]	62	238
Deferred employee profit sharing (Note 24 i)	[illegible]	3	146
Pension plan (Note 24 j)	[illegible]	(25)	(24)
Minority interest (Note 24 k)	[illegible]	87	(28)
Acquisition of minority interest (Note 24 l)	..	(387)	(387)
Total Adjustments	[illegible]	(215)	(177)
Net income under US GAAP	[illegible]	Ps. 3,178	Ps. 2,571

Under US GAAP, the monetary position effect of the income statement adjustments is included in each adjustment, except for the capitalization of the integral result of financing, goodwill and pension plan liabilities, which are non-monetary.

b) Reconciliation of Stockholders' Equity:

	[illegible]	2001
Majority stockholders' equity under Mexican GAAP	[illegible]	Ps. 21,173
US GAAP adjustments:		
Restatement of prior year financial statements (Note 24 a)	...	213
Deferred promotional expense (Note 24 c)	[illegible]	–
Start-up expenses (Note 24 d)	[illegible]	(61)
Goodwill (Note 24 e)	[illegible]	–
Restatement of imported machinery and equipment (Note 24 f)	[illegible]	1,824
Capitalization of the integral result of financing (Note 24 g)	[illegible]	525
Financial instruments (Note 24 h)	[illegible]	–
Deferred income taxes (Note 24 i)	[illegible]	(1,111)
Deferred employee profit sharing (Note 24 i)	[illegible]	(1,587)
Pension plan (Note 24 j)	[illegible]	78
Minority interest (Note 24 k)	[illegible]	90
Acquisition of minority interest (Note 24 l)	[illegible]	14,052
Total Adjustments	[illegible]	14,023
Stockholders' equity under US GAAP	[illegible]	Ps. 35,196

c) Reconciliation of Comprehensive Income:

	[illegible]	2001	2000
Majority comprehensive income under Mexican GAAP	[illegible]	Ps. 2,919	Ps. 2,094
US GAAP adjustments:			
Net income (Note 25 a)	[illegible]	(215)	(177)
Translation adjustment	[illegible]	(554)	129
Result of holding non-monetary assets	[illegible]	(298)	125
Comprehensive income under US GAAP	[illegible]	Ps. 1,852	Ps. 2,171

Note 26 / Future Impact of Recently Issued Accounting Standards Not Yet in Effect

a) In Mexican GAAP:

- Bulletin C-9, "Pasivo, Provisiones, Activos y Pasivos Contingentes y Compromisos" (Liabilities, Provisions, Contingent Assets and Liabilities, and Commitments) ("Bulletin C-9"):
  In December 2002, the Mexican Institute of Public Accountants ("IMCP") issued new Bulletin C-9, whose provisions are mandatory for fiscal years beginning January 1, 2003. Bulletin C-9 supersedes the former Bulletins C-9, "Pasivos" (Liabilities), and C-12, "Contingencias y Compromisos" (Contingencies and Commitments), and establishes additional guidelines clarifying the accounting for liabilities, provisions, and contingent assets and liabilities, and establishes new standards for the use of present value techniques to measure liabilities and accounting for the early settlement of obligations. The Company does not anticipate that this new standard will have a significant impact on its financial position or results of operations.

- Bulletin C-8, "Activos Intangibles" (Intangible Assets) ("Bulletin C-8"):
  In January 2002, the IMCP issued new Bulletin C-8, whose provisions are mandatory for fiscal years beginning January 1, 2003. Bulletin C-8 supersedes the former Bulletin C-8, "Intangibles" and establishes that project development costs should be capitalized if they fulfill the criteria established for recognition as assets. Any start-up expenses incurred after the effective date of this bulletin should be recorded as an expense unless they meet certain criteria. The unamortized balance of capitalized start-up expenses under the former Bulletin C-8 will continue to be amortized. Bulletin C-8 requires identifying all intangible assets to reduce as much as possible the goodwill relative to business combinations. The Company does not anticipate that this new standard will have a significant impact on its financial position or results of operations.

b) In US GAAP:

- SFAS No. 143, "Accounting for Asset Retirement Obligations" ("SFAS No. 143"):
  In June 2001, the FASB issued SFAS No. 143, which is effective for the Company beginning in 2003. The Company plans to adopt this new standard in 2003. SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset, except for certain obligations of lessees. This Statement requires that the fair value of a liability for an asset retirement obligation be recognized in the year in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. The Company does not anticipate that this new standard will have a significant impact on its financial position or results of operations.

- SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections" ("SFAS No. 145"):
  In April 2002, the FASB issued SFAS No. 145, which requires that gains and losses from extinguishment of debt in all years presented be classified as extraordinary items only if they meet the criteria of APB Opinion 30, "Reporting the Results of Operations—Discontinued Events and Extraordinary Items". The amendment of SFAS No. 13, "Accounting for Leases", eliminates an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. The new standard will be effective for financial statements issued for fiscal years beginning after May 15, 2002 and lease transactions occurring after May 15, 2002, with early application encouraged. The Company plans to adopt this new standard in 2003. The Company does not anticipate that this new standard will have a significant impact on its financial position or results of operations.

- SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS No. 146"):
  In June 2002 the FASB issued SFAS No. 146, which nullifies Emerging Issues Task Force ("EITF") Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)". The principal difference between SFAS No. 146 and EITF 94-3 relates to its requirement that a liability for a cost associated with an exit or disposal activity be recognized and measured initially at fair value when the liability is incurred, as opposed to recognition under EITF 94-3 at the date of an entity's commitment to an exit plan. The provisions of SFAS No.146 will be effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. Previously issued financial statements may not be restated, and the provisions of EITF 94-3 shall continue to apply for an exit activity initiated under an exit plan prior to the initial application of SFAS No. 146. The Company plans to adopt this new standard in 2003. The Company does not anticipate that this new standard will have a significant impact on its financial position or results of operations.

- FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"):
  In November 2002, the FASB issued FIN 45, which requires that the guarantor recognize, at the inception of certain guarantees, a liability for the fair value of the obligation undertaken in issuing such guarantee. FIN 45 also requires additional disclosure requirements about the guarantor's obligations under certain guarantees that it has issued. The initial recognition and measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002 and the disclosure requirements are effective for financial statement periods ending after December 15, 2002. The Company does not expect the adoption of FIN 45 will have a material impact on its financial position, results of operations or cash flows.

Corporate Locations

FEMSA Corporate Offices
General Anaya No. 601 Pte.
Col. Bella Vista
POB 2001
64410 Monterrey, N.L.
Phone (52) 81-8328-6000
Fax (52) 81-8328-6080

FEMSA Cerveza
Ave. Alfonso Reyes No. 2202 Nte.
POB 106
64442 Monterrey, N.L.
Phone (52) 81-8328-5000
Fax (52) 81-8328-5013

Coca-Cola FEMSA
Guillermo González Camarena No. 600
Centro de Cd. Santa Fe
Delegación Álvaro Obregón
01210 México, D.F.
Phone (52) 55-5081-5100
Fax (52) 55-5292-3474

FEMSA Empaques
General Anaya No. 601 Pte.
Col. Bella Vista
POB 953
64410 Monterrey, N.L.
Phone (52) 81-8328-6800
Fax (52) 81-8328-6601

FEMSA Comercio (OXXO)
Edison No. 1235 Nte.
Col. Talleres
64480 Monterrey, N.L.
Phone (52) 81-8389-2121
Fax (52) 81-8389-2144

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fomento Económico Mexicano S.A. de C.V.

Date: March 12, 2003

By: ______________________________
Name: Federico Reyes
Title: Executive Vice President of Finance and Planning